INTERPARFUMS, INC.

Annual Report 2025

Abercrombie & Fitch
Annick Goutal
Boucheron
Coach
David Beckham
DKNY
Donna Karan
Ferragamo
Graff
GUESS
Jimmy Choo
Karl Lagerfeld
Kate Spade
Lacoste
Lanvin
Longchamp
MCM
Moncler
Montblanc
Nautica
Off-White
Oscar de la Renta
Roberto Cavalli
Rochas
Solferino
Van Cleef & Arpels

TABLE OF CONTENTS

2025 Letter to our Shareholders

DEAR FELLOW SHAREHOLDERS,

2025 was a year of notable achievements for Interparfums.

We delivered record sales and earnings of $1.49 billion and net income of $168 million, or $5.24 per diluted share, respectively, each representing a 2% increase compared to 2024. We ended the year in a strong financial position and strengthened our commitment to shareholder returns by raising our cash dividend by 7% to $3.20 per share.

We energized our portfolio with the launch of several blockbuster fragrances and line extensions, and expanded our collection of brands with new licenses that position us to deliver a wave of innovation beginning in 2027. We applied this same ingenuity to drive efficiencies across the company, optimize our supply chain, and deepen our market reach through impactful



Philippe Benacin and *Jean Madar*

advertising and promotional programs and an expanded presence on increasingly meaningful sales platforms such as digital and travel.

We continued to make progress in advancing our ESG strategy, deepening our commitments to environmental stewardship, social impact, and governance best practices. Over the past 3 years, these initiatives have delivered notable returns on our investment across many aspects of our business. In early 2026, we earned our third consecutive ESG rating increase from MSCI, climbing from "CCC" in 2023 to "BBB" as of May 2026. We have our sights set on an "A."

We accomplished all of this while navigating uncertain macroeconomic conditions, geopolitical dynamics, and an industry-wide return to a more historically normalized level of growth. The fragrance industry continues to demonstrate its resilience, and Interparfums has mirrored that strength.

STRONG GLOBAL PERFORMANCE

Our brand portfolio delivered strong results in 2025, with our top seven brands, which represented approximately 77% of net sales, growing 5% for the full year.

By geography, sales grew in most regions, highlighted by gains in North America, Western Europe, and Central and South America of 3%, 5%, and 11%, respectively. Sales in Eastern Europe increased 2%, while Asia Pacific declined 4% due primarily to distribution challenges in South Korea and India, partially offset by growth in Australia, China, and Japan. The Middle East and Africa declined 4%, but increased 4% if we exclude the impact of the Dunhill phase-out that was completed in August 2024. The travel retail market continued to perform well, with sales growing by 6% in 2025 and representing approximately 7% of total net sales, consistent with prior years.

For our European based operations, sales grew 7% in 2025 on a reported basis and 4% organically, driven by continued brand momentum. Jimmy Choo rose 6%, led by the strengthening *I Want Choo* women's franchise enhanced by the launch of *I Want Choo with Love*, particularly in the United States, and the continued strength of the *Man* franchise. Coach fragrance sales increased 15% for the year, supported by its long-established women's and men's lines and two successful launches in the first half of 2025, *Coach Gold* and *Coach Eau de Parfum*. Lacoste fragrance sales grew 28% to $108 million, exceeding our initial $100 million expectations after just the second full year under our management. While Montblanc sales were broadly in line with 2024, the success of the new *Explorer Extreme* line launched in the second half of the year and the ongoing success of the *Legend* line helped offset first half softness, and has carried that momentum into early 2026.

For our United States based operations, sales in 2025 declined 6% on a reported basis; excluding the completed Dunhill phase-out, the decline was a more moderate 3%. GUESS began 2025 on a softer note, but the highly successful launch of the *Iconic* franchise, together with the highly popular *Seductive* franchise, drove a strong finish to the year, resulting in essentially flat annual sales. Donna Karan/DKNY declined 4%, reflecting unfavorable growth comparisons related to the timing of 2024 product launches that included *DKNY 24/7*. In its second year under our management, Roberto Cavalli was a standout growth engine with fragrance sales up 33% in 2025, driven by our successful brand elevation and the highly impactful Roberto Cavalli *Serpentine* blockbuster launch. The fragrance performed exceptionally well at Dubai Duty Free and is now enjoying outstanding global traction.

SUCCESSFULLY NAVIGATING AN UNCERTAIN GLOBAL ECONOMIC LANDSCAPE

Macroeconomic and geopolitical conditions remain dynamic, with tariffs, evolving trade policies, regional wars and conflicts, and foreign-exchange volatility creating a more complex backdrop for our industry. These factors have pressured our cost structure, influenced demand patterns in select markets, and reinforced more cautious inventory behavior by our retail partners.

In this environment, we are focused on controlling what we can control by taking disciplined, ROI driven actions.

From an asset efficiency standpoint, in 2025 we successfully reduced our inventory levels by 6% despite foreign exchange headwinds, while decreasing inventory days on hand to 244 days from 259 days in 2024, our lowest level since 2022. Importantly, we've also optimized our inventory composition by maintaining a higher mix of finished goods relative to components, positioning us to respond more quickly to market demand.

We are optimizing our supply chain, shifting select manufacturing closer to the point of sale, executing tariff mitigation initiatives, and took modest targeted pricing actions, all supported by rigorous inventory management and a diversified portfolio across brands, geographies and channels. As conditions normalize, we remain poised to capture the opportunities inherent in our industry and create enduring value for shareholders.

On the regulatory front, we remain prepared to tackle the complexities of evolving legislation, ensuring that our products remain compliant and safe. This includes reformulating products as needed to meet regulatory standards. We continue to

implement measures to adhere to the Modernization of Cosmetics Regulation Act (MoCRA), ensuring compliance with mandatory product listings, safety substantiation, and facility registration.

.

NEW BRANDS, EXPANDED PARTNERSHIPS, AND AN EXCITING PIPELINE OF NEW FRAGRANCES

We have adhered to our strategic approach to portfolio expansion, adding brands that strengthen our global reach, enhance our competitive position, and support our long term growth profile.

Our fragrance roadmap for the next several years looks promising.

In March 2025 we acquired all worldwide intellectual property rights relating to Maison Goutal to manage the Annick Goutal brand and have since resumed distribution of the existing lines. In July 2025 we also signed an exclusive fragrance license agreement with Longchamp.

We are currently developing brand new fragrances for these brands as well as for Off-White™, with launches anticipated in 2027.

We also launched our first wholly owned, direct-to-consumer fragrance brand, Solférino, a collection of 10 premium scents aimed at the niche high end market. Our Paris flagship store and e-commerce platform are drawing strong consumer interest, and distribution reached 40 doors worldwide by the end of 2025. We plan to add 50 more in the first half of 2026 and a long term target of 500 doors by 2030. Solférino has also entered the U.S. through Bloomingdale's online and seven store locations, with further expansion planned for Fall 2026.

We extended our long-standing and mutually beneficial partnerships with Coach through June 2031 and GUESS through 2048.

Looking a bit further ahead, in early 2026 we entered separate 20-year license agreements for David Beckham brand fragrances and fragrance related products and for Nautica brand fragrances and fragrance related products. We will assume full global responsibility for David Beckham fragrances on April 1, 2028 and for Nautica fragrances on January 1, 2030.

We continually look to refine our fragrance portfolio by phasing out smaller, underperforming brands as their contracts conclude, as we did with Dunhill in 2024. In consideration of this approach, the strength of our core franchises, combined with planned new launches, positions us to absorb any such exits with minimal disruption to our overall business.

IN CLOSING

2026 will be a year of managed transition with a focus on line extensions, business and partner development, and the continuing pursuit of innovation that will define the next chapter of our evolution - all in preparation for what we believe will be a more favorable operating environment beginning in 2027.

None of our accomplishments would be achievable without the exceptional talent, creativity, and commitment of our team members worldwide. Closing 2025 with 662 full-time employees generating over $2 million in sales per person demonstrates the remarkable productivity and collaborative spirit that defines our organization. We are deeply grateful for their contributions and unwavering dedication.

Our gratitude extends to the brand partners who have entrusted us with their iconic names and share our collaborative vision, as well as to our extensive network of suppliers and manufacturing partners whose expertise is essential to our operations. We also recognize our distribution partners around the globe, whose enthusiasm and commitment ensure our fragrances reach consumers in the most compelling way possible.

To our shareholders and stakeholders, thank you for your continued confidence in our strategy and your support of our long-term vision. Together, we've built something extraordinary we are poised to capitalize on the opportunities that lies ahead!

With sincere appreciation,

Jean Madar	Philippe Benacin
Chairman of the Board & Chief Executive Officer	Vice Chairman of the Board & President


COACH
gold
The Fragrance
Unlock your inner glow

Coach Coach Gold





Interparfums *Paris Headquarters*

The Company

Founded in 1982, we operate in the fragrance business, and manufacture, market and distribute a wide array of prestige fragrances, and fragrance related products.

Our worldwide headquarters and the office of our wholly owned United States subsidiary, Interparfums, USA LLC, are located at 551 Fifth Avenue, New York, New York 10176, and our telephone number is 212.983.2640. We also have wholly owned subsidiaries as follows:

Country	Subsidiary	Function
Italy for organization, and France for seat of management	Interparfums Italia Srl	Manufacture, market and distribute a wide array of prestige fragrances, and fragrance related products
Switzerland	Interparfums, USA Swiss Ltd	Sales Office
United Arab Emirates	Interparfums Middle East DMCC	Sales Office
Hong Kong, special administrative region of the Peoples Republic of China	Interparfums USA Hong Kong Limited	Sales Office

Our consolidated majority owned subsidiary, Interparfums SA, maintains executive offices at 10 rue de Solférino, 75007 Paris, France. Our telephone number in Paris is 33.1.53.77.00.00. Interparfums SA also has wholly owned subsidiaries as follows:

Country	Subsidiary	Function
USA	Interparfums Luxury Brands, Inc.	Distribution of prestige brands in the United States
Republic of Singapore	Interparfums Asia Pacific Pte., Ltd.	Sales and marketing office
South Korea	Interparfums Korea Co., Ltd.	Distribution of prestige brands in South Korea

Interparfums SA is also the majority owner of Parfums Rochas Spain, SL, a Spanish limited liability company, which specializes in the distribution of Rochas fragrances. In addition, Interparfums SA holds a 25% interest in Divabox SAS, a toiletries, cosmetics, and perfumes distributor in France.

Our common stock is listed on The Nasdaq Global Select Market under the trading symbol “IPAR,” and the common shares of our subsidiary, Interparfums SA, are traded on the Euronext exchange under the symbol “ITP.”

The Securities and Exchange Commission interactive data files, periodic reports, current reports on Form 8-K, beneficial ownership reports (Forms 3, 4 and 5) and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 are available as soon as reasonably practicable after they have been electronically filed with or furnished to the SEC.


MONTBLANC
EXPLORER
EXTREME
THE NEW FRAGRANCE FOR MEN

Montblanc *Explorer Extreme*

We operate in the fragrance business, and manufacture, market and distribute a wide array of prestige fragrances and fragrance related products. We manage our business in two segments, European based operations and United States based operations. Certain prestige fragrance products are produced and marketed by our European based operations through our 72% owned subsidiary in Paris, Interparfums SA, which is also a publicly traded company as 28% of Interparfums SA shares trade on the Euronext.

Our business is not capital intensive, and it is important to note that we do not own manufacturing facilities. We act as a general contractor and source our needed components from our suppliers. These components are either received and stored directly at our third party fillers or received at one of our distribution centers and then, based upon production needs, the components are sent to one of several third party fillers, which manufacture the finished products for us and then deliver them to one of our distribution centers.

Our fragrance products focus on prestige brands, each with a devoted following. By focusing on markets where the brands are best known, we have had many successful product launches. We typically launch new fragrance families for our brands every few years ("blockbusters"), and more frequently introduce seasonal and limited edition fragrances ("flankers" or "line extensions").

The creation and marketing of each product family are intimately linked with the brand's name, its past and present positioning, customer base and, more generally, the prevailing market atmosphere. Accordingly, we generally study the market for each proposed family of fragrance products for almost a full year before we introduce any new product into the market. This study is intended to define the general position of the fragrance family and more particularly its scent, bottle, packaging and appeal to the buyer. In our opinion, the unity of these four elements of the marketing mix makes for a successful product.

As with any business, many aspects of our operations are subject to influences outside our control. We believe we have a strong brand portfolio with global reach and potential. As part of our strategy, we plan to continue to make investments in fast-growing markets and channels to grow market share. We discuss in greater detail risk factors relating to our business in Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, and the reports that we file from time to time with the SEC.

European Based Operations

We produce and distribute our fragrance products primarily under license agreements with brand owners, and fragrance product sales through our European based operations that represented approximately 68% of net sales for the year ended December 31, 2025. We have built a portfolio of prestige brands, which include Boucheron, Coach, Jimmy Choo, Karl Lagerfeld, Kate Spade, Lacoste, Longchamp, Lanvin, Moncler, Montblanc, Off-White, Rochas, Solférino and Van Cleef & Arpels, whose products are distributed in over 120 countries around the world. In addition, in March 2025, Interparfums SA acquired all intellectual property rights relating to Annick Goutal Paris held by Amorepacific Europe. Amorepacific Europe continued to operate the Annick Goutal brand under an existing license agreement that expired on December 31, 2025, and Interparfums SA began commercial use of the fragrance brand on January 1, 2026.

United States Based Operations

Prestige brand fragrance products are also produced and marketed through our United States based operations and represented approximately 32% of net sales for the year ended December 31, 2025. These fragrance products are sold under trademarks owned by us or pursuant to license or other agreements with the owners of brands, which include Abercrombie & Fitch, Anna Sui, Donna Karan/DKNY, Emanuel Ungaro, Ferragamo, Graff, GUESS, Hollister, MCM, Oscar de la Renta, and Roberto Cavalli.

BUSINESS STRATEGY

Focus on Prestige Beauty Brands

Prestige beauty brands are expected to contribute significantly to our growth. We focus on developing and launching quality fragrances utilizing internationally renowned brand names. By identifying and concentrating on the most receptive markets and territories where our brands are known, and executing highly targeted launches that capture the essence of the brand, we have had a history of successful launches. Certain fashion designers and other licensors choose us as a partner because our Company's size enables us to work more closely with them in the product development process as well as our successful track record.

Grow Portfolio Brands through New Product development and Marketing

We grow through the creation of fragrance family extensions within the existing brands in our portfolio, and regularly create a new family of fragrances for each brand in our portfolio. In addition, we frequently introduce seasonal and limited edition fragrances as well. Our use of artificial intelligence ("AI") has en-

abled us to develop new products and marketing more rapidly. With new introductions, we leverage our ability and experience to gauge trends in the market and further leverage the brand name into different product families to maximize sales and profit potential. We have successfully introduced new fragrance families (sub-brands or flankers) within our brand franchises. Further, we promote the performance of our prestige fragrance operations through knowledge of the market, detailed analysis of the image and potential of each brand name, and a highly professional approach to international distribution channels.

Continue to add new brands to our portfolio, through new licenses or acquisitions

Prestige brands are the core of our business, and we intend to add new prestige beauty brands to our portfolio. For over 40 years, we have built our portfolio of well-known prestige brands through acquisitions and new license agreements. We intend to further build on our success in prestige fragrances and pursue new licenses and acquire new brands to strengthen our position in the prestige beauty market. During 2022, we closed a transaction agreement with Lacoste, whereby an exclusive and worldwide license was granted to Interparfums SA for the production and distribution of Lacoste brand perfumes and cosmetics effective January 1, 2024. During 2023, we closed a transaction agreement with Roberto Cavalli, whereby an exclusive and worldwide license was granted for the production and distribution of Roberto Cavalli brand perfumes and fragrance related products. This license became effective in July 2023. In December 2024, Interparfums SA purchased all Off-White brand names and registered trademarks for Class 3 fragrance and cosmetic products, subject to an existing license that expired on December 31, 2025, when Interparfums SA began commercial use of the fragrance brands. In March 2025 our 72% owned French subsidiary, Interparfums SA, acquired the Annick Goutal fragrance brand, and in July 2025 Interparfums SA signed an exclusive license agreement with Longchamp, a Parisian Maison, through December 31, 2036. In early 2026 we signed two license agreements for Nautica and David Beckham. As of December 31, 2025, we had cash, cash equivalents and short-term investments of approximately $295.2 million, which we believe should assist us in entering new brand licenses or outright acquisitions. We identify prestige brands that can be developed and marketed into full and varied product families and, with our technical knowledge and practical experience gained over time, take licensed brand names through all phases of concept, development, manufacturing, marketing and distribution.

Expand existing portfolio into new categories

We selectively broaden our product offering beyond the fragrance category and offer other fragrance related products and personal care products under some of our existing brands. We believe such product offerings meet customer needs, generate trial and further strengthen customer loyalty.

Continue to build a global distribution footprint

Our business is a global business, and we intend to continue to build our global distribution footprint. In order to adapt to changes in the environment and our business, in addition to our arrangements with third party distributors globally, we are operating distribution subsidiaries or divisions in the major markets of the United States, France, Italy, South Korea and Spain for distribution of prestige fragrances. We may look into future joint arrangements or acquire distribution companies within other key markets to distribute certain of our prestige brands. While building a global distribution footprint is part of our long-term strategy, we may need to make certain decisions based on the short-term needs of the business. We believe that in certain markets, vertical integration of our distribution network may be one of the keys to future growth of our Company, and ownership of such distribution should enable us to better serve our customers' needs in local markets and adapt more quickly as situations may determine.

RECENT DEVELOPMENTS

Nautica

In January 2026, we entered into a 20-year license agreement for Nautica brand fragrances and fragrance related products, a subsidiary of the Authentic Brands Group. This license will become effective on the earlier of January 1, 2030 or the termination of the existing license agreement. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry.

David Beckham

In January 2026, we entered into a 20-year license agreement for David Beckham brand fragrances and fragrance related products, a subsidiary of the Authentic Brands Group. This license will become effective on the earlier of April 1, 2028 or the termination of the existing license agreement. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry.

GUESS

In 2018, GUESS?, Inc. and the Company signed an exclusive worldwide license agreement for the creation, the manufacturing and the distribution of fragrances under the GUESS brand until December 31, 2033. In December 2025, the license agreement was renewed for an additional 15 years, extending the license through December 31, 2048.

Longchamp

In July 2025, we announced that our 72% owned French subsidiary, Interparfums SA, signed an exclusive license agreement with Longchamp, a Parisian Maison, through December 31, 2036. Interparfums SA will be responsible for the creation, development, production and distribution of fragrance lines in Longchamp-brand points of sale and selective distribution channels. The first launch is expected in 2027. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry.

Annick Goutal

In March 2025, we announced that our 72% owned French subsidiary, Interparfums SA, acquired all intellectual property rights relating to Annick Goutal Paris held by Amorepacific Europe. Amorepacific Europe operated the Annick Goutal brand under an existing license agreement that expired on December 31, 2025, and Interparfums SA began commercial use of the fragrance brand on January 1, 2026.

Coach

In 2015, Coach and Interparfums SA signed an exclusive worldwide license agreement for the creation, the manufacturing and the distribution of fragrances under the Coach brand until June 30, 2026. In March 2025, the license agreement was renewed for an additional 5-year term, extending the license through June 30, 2031.

Abercrombie & Fitch and Hollister

In March 2025, we expanded our Fierce distribution agreement, which now allows for a global distribution of the iconic Fierce fragrance line that either party may terminate on two year's notice. Furthermore, our existing Abercrombie & Fitch and Hollister fragrance license agreement will expire on March 14, 2028. The goal of the updated Fierce distribution agreement is to drive, over time, more consistency between the products that are carried in the Abercrombie & Fitch stores and unaffiliated retailers.

Solférino

2025 marked the creation of Interparfums SA's first proprietary brand Solférino, a collection of 10 niche fragrances developed by star perfumers and intended for the collector's fragrance market, and the opening of Interparfums SA's first boutique entirely dedicated to the brand at 310 Rue Saint-Honoré, a legendary address for Parisian luxury, along with an e-commerce site at https://solferino-paris.com/en. The launch of this new brand reflects the Company's medium-term growth strategy in the extremely buoyant high-end fragrance market. The fragrance brand was also launched initially through an ultra-selective distribution channel.

Off-White

In December 2024, Interparfums SA signed for all Off-White® brand names and registered trademarks for Class 3 fragrance and cosmetic products, subject to an existing license that expired on December 31, 2025, when Interparfums SA began commercial use of the fragrance brands. Founded in 2012 by the late designer Virgil Abloh, Off-White is known for its high-end streetwear influences and bold approach to youth luxury. When Virgil Abloh founded Off-White, he sought to establish a brand with a universal design language that was artistic, disruptive and a reflection of concepts explored in the realm of youth culture.

Van Cleef & Arpels

In 2006, Van Cleef & Arpels and Interparfums SA signed a 12-year worldwide license agreement to manufacture and distribute perfumes and related products under the Van Cleef & Arpels brand name, which was subsequently extended for a further six years until December 31, 2024. In December 2024, the license agreement was renewed for an additional 9-year term, through December 31, 2033.

Roberto Cavalli

We entered into an exclusive worldwide fragrance license for the Roberto Cavalli brand, for 6.5 years, effective July 6, 2023. Our Roberto Cavalli fragrance license is held and operated by our Italian subsidiary, Interparfums Italia, Srl, in keeping with the Company's strategy to develop an Italian brand hub, and is managed out of Paris, France. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry.

Lacoste

In December 2022, we closed a transaction agreement with Lacoste, whereby an exclusive and worldwide license was granted to Interparfums SA for the production and distribution of Lacoste brand perfumes and cosmetics. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry. The license became effective in January 2024 and will last for 15 years.

Rochas Fashion

As a result of operational challenges faced by the Rochas Fashion business, we have recorded impairment charges totaling $9.2 million during 2021 and 2022 after management reviewed and agreed with an independent expert's conclusion that the fair value of the trademark was $11.2 million. In 2023, the Rochas teams underwent a strategic shift to take over their own brand operations, exiting contracts with manufacturers and distributors to have this new structure operational beginning in 2024. In the fourth quarter of 2024, we again took a $4.0 million impairment charge on the Rochas fashion trademark after management reviewed and agreed with an independent expert's conclusion that the fair value of the trademark was $7.2 million. There were no impairment charges taken in 2025 and 2023.

PRODUCTION AND SUPPLY

The stages of the development and production process for all fragrances are as follows:

• Simultaneous discussions with perfume designers and creators (includes analysis of esthetic and olfactory trends, target clientele and market communication approach)

• Concept choice

• Produce mock-ups for final acceptance of bottles and packaging

• Receive bids from component suppliers (glass makers, plastic processors, printers, etc.) and packaging companies

• Choose suppliers, including glass and mold development with the concerned component suppliers

• Schedule production and packaging

• Issue component purchase orders

• Follow quality control procedures for incoming components; • and

• Follow packaging and inventory control procedures.

Suppliers who assist us with product development include, but are not limited to:

• Independent perfumery design companies

• Perfumers who create a fragrance consistent with our expectations and, that of the fragrance designers and creators

• Fillers

• Bottle, cap, pump, and box manufacturers

• Logistics for storage, order preparations and shipments

Suppliers' accounts for our European based operations are primarily settled in euros and for our United States based operations, suppliers' accounts are primarily settled in U.S. dollars.

For our European based operations components for our prestige fragrances are purchased from many suppliers around the world and are primarily manufactured in France.

For United States based operations, components for our prestige fragrances are sourced from many suppliers around the world and are primarily manufactured in the United States and Italy. Additionally, we occasionally utilize third party manufacturers in China, Poland and Turkey.

MARKETING AND DISTRIBUTION

Our products are distributed in over 120 countries around the world through a selective distribution network. For our international distribution, we either contract with independent distribution companies specializing in luxury goods or distribute prestige products through our distribution subsidiaries. In each country, we designate anywhere from one to three distributors on an exclusive basis for one or more of our name brands. We also distribute our products through a variety of duty free operators, such as airports and airlines, and select vacation destinations.

As our business is a global one, we intend to continue to build our global distribution footprint. For the distribution of brands within our European based operations, we operate through our distribution subsidiaries or divisions in the major markets of the United States, France, Italy, South Korea and Spain, in addition to our arrangements with third party distributors globally. Our third party distributors vary in size depending on the number of competing brands they represent. This extensive and diverse network together with our own distribution subsidiaries provides us with a significant presence in over 120 countries around the world.

Approximately 50% of our European based prestige fragrance net sales are denominated in U.S. dollars. We address certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. We primarily enter into foreign currency forward exchange contracts to reduce the effects of fluctuating foreign currency exchange rates.

The business of our European based operations has become increasingly seasonal due to the timing of shipments by our distribution subsidiaries and divisions to their customers, which are weighted to the second half of the year.

For our United States based operations, we distribute products to retailers and distributors in the United States as well as internationally, including duty free and other travel-related retailers. We also utilize our in-house sales team to reach our third party distributors and customers outside the United States. In addition, the business of our United States based operations has become increasingly seasonal as shipments are weighted toward the second half of the year.

Environmental Social & Governance

Both our United States based operations and our European based operations are good corporate citizens and take our responsibilities seriously. We comply with all applicable laws, rules and regulations in general, and in particular with regard to chemicals and hazardous materials. Throughout our supply chain, from procurement of components to distribution of finished products, we act responsibly and monitor and comply with all legal requirements. While we do not own our manufacturing facilities, we set a high bar with our industrial partners by placing an emphasis on quality, the use of good manufacturing practices and innovation, and encouraging them to build strong ESG programs of their own. Like many of our industry competitors, we are applying a multifunctional and comprehensive approach in addressing the issues of corporate, environmental and social responsibility and transparency, building off the UN Sustainable Development Goals. Our European based operations have led the way on this initiative, but our US operations are actively catching up.

Interparfums, Inc., is using a multi-step process for ESG related activities and reporting. Following the work done in ESG by our French based subsidiary, Interparfums SA, in September 2022 we launched our United States ESG program for our subsidiaries, Interparfums, USA LLC in the United States and Interparfums, Italia Srl in Italy. Data regarding our regional sales offices in Geneva, Dubai and Hong Kong is in the process of being incorporated in the ESG strategy. We intend that the final step in our ESG reporting will be the combination of both ESG programs into a single cohesive report.

We are committed to:

• **Reducing and optimizing our environmental footprint.** Climate change requires urgent action. Quantifying and disclosing our carbon impact, including scope 1, 2 and 3 emissions, is the first step in making measurable progress on environmental sustainability.

• **Creating a more diverse and inclusive culture and impacting our community.** Our human capital is our greatest asset. We want to build a culture genuinely focused on listening to employees, supporting their development, and leveraging their value.

• **Understanding the impact of our fragrances throughout their whole life cycle.** Responsible product design and ingredient procurement allows us to respond to evolving social and environmental challenges, making our work a force for good. The Company has partnered with EcoVadis to assess our suppliers' corporate social responsibility performance.

• **Acting transparently and responsibly.** We are committed to safety, compliance, and proactively addressing critical ingredient challenges (particularly regarding chemicals and hazardous materials). Areas of focus include ensuring the health and safety of consumers and designing products that are vegan friendly, that reduce the pressure on endangered natural resources and that are recyclable.

Additionally, Interparfums, Inc. adheres to corporate governance codes including but not limited to anti-hedging, bribery, fraud, and prohibition against insider trading. The Company's management is responsible for the development and implementation of its ESG strategies and programs. Ultimate oversight by the Company's Board of Directors is included in its committee charters and practices. Interparfums, Inc. is a publicly traded company (Nasdaq GS: IPAR), and files reports with the Securities and Exchange Commission (SEC). Our largest subsidiary, 72% owned Interparfums SA, is also a publicly traded company as 28% of Interparfums SA shares trade on the Euronext and is subject to the reporting requirements of the Euronext. Interparfums SA also maintains a governance policy that relates to its status as a French publicly held company, in addition to complying with this governance policy, where applicable.

Additional detailed information on Interparfums, Inc.'s ESG efforts, including our ESG Reports, can be found on our Company's ESG Dashboard at https://www.interparfumsinc.com/esg. Additional information published by our French based subsidiary, Interparfums SA, including their ESG Reports can be found on their website at https://www.interparfums-finance.fr/en/csr-strategy/.


LACOSTE
ORIGINAL AQUA
LACOSTE
ORIGINAL
AQUA
THE NEW FRAGRANCE

Lacoste *Lacoste Original Aqua*

The Products

We are the owner of the Rochas brand, the Annick Goutal brand, which was subject to an existing license that expired on December 31, 2025, the Lanvin brand name and trademark for our class of trade, Off-White, which was also subject to an existing license that expired on December 31, 2025, and the proprietary brand Solférino, a collection of niche fragrances which we launched in 2025. In addition, we have built a portfolio of licensed prestige brands whereby we produce and distribute our prestige fragrance products under license agreements with brand owners. Under license agreements, we obtain the right to use the brand name, create new fragrances and packaging, determine positioning and distribution, and market and sell the licensed products, in exchange for the payment of royalties. Our rights under license agreements are also generally subject to certain minimum sales requirements and advertising expenditures as are customary in our industry.

Fragrance Portfolio

JIMMY CHOO

In 2009, we entered into an exclusive 12-year worldwide license agreement for the creation, development and distribution of fragrances and fragrance related products under the Jimmy Choo brand, and in 2017, we extended the license agreement which now runs through December 31, 2031.

Jimmy Choo encompasses a complete luxury accessories brand. Women's shoes remain the core of the product offering, alongside handbags, small leather goods, scarves, eyewear, belts, fragrances and men's shoes. Jimmy Choo has a global store network encompassing more than 200 stores and is present in the most prestigious department and specialty stores worldwide. Jimmy Choo is part of the Capri Holdings luxury fashion group.

Jimmy Choo has grown to become our largest brand with new pillars and extensions debuting regularly, both for men and women. Established fragrance collections, including *Jimmy Choo, Jimmy Choo Man,* and *Jimmy Choo I Want Choo* continue to see international success. In 2025 we further elevated both men's and women's lines with two new extensions: *Jimmy Choo Man Extreme,* and *Jimmy Choo I Want Choo With Love.* In 2026 we are set to roll out new extensions to advance the ongoing growth of the brand.


JIMMY CHOO
I WANT CHOO
With love
INTRODUCING THE NEW FRAGRANCE

Jimmy Choo *I Want Choo With Love*

In 2015, we entered into an exclusive 11-year worldwide license to create, produce and distribute men's and women's fragrances and fragrance related products under the Coach brand name, and in 2025, we extended the license agreement which now runs through June 30, 2031. We distribute these fragrances globally to department stores, specialty stores and duty free shops, as well as in Coach retail stores.

Founded in 1941, Coach is the ultimate American leather goods brand and has always been renowned for its quality craftsmanship. Now the luxury brand that best embodies New York's casual elegance, Coach also offers collections of ready-to-wear, lifestyle accessories and fragrances. Its contemporary approach to luxury combines authenticity and innovation, exported worldwide thanks to its thoroughly American non-conformist vision.

In 2016, we launched our first Coach fragrance, a women's signature scent, and in 2017, a men's scent, both of which became and remain top selling prestige fragrances, leading the brand to become the second largest in our portfolio. Subsequent extensions have magnified the Coach fragrance enterprise as have entirely new collections, including *Coach Dreams* which debuted in early 2020, and its sister scents, *Dreams Sunset* and *Dreams Moonlight*, as well as *Coach Wild Rose* and *Coach Open Road*. In 2025 we further enriched the men's and women's lines with two new fragrances: *Coach Eau de Parfum* for men which featured NBA superstar Jayson Tatum as the new face of Coach fragrances, and *Coach Gold* for women which starred actress Storm Reid as brand ambassador. We have plans to launch new extensions in 2026. Coach is part of the Tapestry house of brands.


COACH
FOR MEN
The Fragrance for Men

Coach *Coach for Men*

In 2010, we entered into an exclusive license agreement to create, develop, and distribute fragrances and fragrance related products under the Montblanc brand. In 2015, we extended the agreement to December 31, 2025 and in 2023, we extended the agreement for a second time through December 31, 2030.

Montblanc has achieved a world-renowned position in the luxury-based operations and has become a purveyor of exclusive products, which reflect today's exacting demands for timeless design, tradition and master craftsmanship. Through its leadership positions in writing instruments, watches and leather goods, promising growth outlook in women's jewelry, international retail footprint through its network of more than 600 boutiques, high standards of product design and quality, Montblanc has grown to be our third largest fragrance brand.

In 2011, we launched our first new Montblanc fragrance, *Legend*, which quickly became our best-selling men's line and has given rise to a plethora of extensions including *Legend Night, Legend Spirit, Legend Red,* and most recently the 2024 launch of *Legend Blue*. In 2014, we launched our second men's line, *Emblem* and like its predecessor, *Emblem* gave rise to brand extensions. In 2019, we unveiled *Montblanc Explorer*, which has added numerous flankers including *Ultra Blue* and *Platinum.* In 2020, we introduced the women's line, *Signature*. In 2024, we introduced the four-scent *Montblanc Collection*, and award-winning singer and songwriter, John Legend, became the new ambassador of the *Legend* fragrance franchise. In 2025 we launched new men's and women's fragrances including the *Montblanc Explorer* extension, *Explorer Extreme,* the *Montblanc Collection* extension, *Star Oud*, and *Signature* extension, *Elixir.* In 2026, we plan to introduce new extensions that reflect and reinforce the brand's established vibrancy.


MONTBLANC
Signature
Elixir
MONTBLANC
THE NEW FEMININE FRAGRANCE

Montblanc *Montblanc Signature Elixir*

GUESS

In 2018, we entered into an exclusive, 15-year worldwide license agreement with GUESS?, Inc. for the creation, development and distribution of fragrances under the GUESS brand, which we recently extended until December 31, 2048.

Established in 1981, GUESS began as a jeans company and has since successfully grown into a global lifestyle brand. GUESS?, Inc. designs, markets, distributes and licenses a lifestyle collection of contemporary apparel, denim, handbags, watches, footwear and other related consumer products. GUESS products are distributed through branded GUESS stores as well as better department and specialty stores around the world.

We began selling GUESS legacy scents in 2018, and by 2019, the GUESS brand quickly became the largest within our United States based operations and fourth largest overall, with legacy fragrances dominating the sales mix.

Since joining our portfolio, we have introduced several new blockbuster scents, including *Bella Vita*, *Uomo*, and *Iconic*, and have built on the *Seductive* pillar. In 2025, we launched several new extensions across the brand's fragrance families including *Seductive Dream, La Mia Bella Vita,* and most notably *Iconic* for men, further building upon the successful women's *Iconic* fragrance. In 2026, we plan to launch several new innovative extensions.


GUESS
ICONIC SUBLIME
GUESS
ICONIC SUBLIME
THE NEW FRAGRANCE FOR HER

Guess *Iconic Sublime*

LACOSTE

In December 2022, we closed a transaction agreement with Lacoste, whereby a 15-year exclusive and worldwide license was granted for the production and distribution of Lacoste brand perfumes and cosmetics.

At the juncture of sport and fashion, Lacoste frees us up, creates movement in our lives, and liberates our self-expression. In every collection, in every line, Lacoste's timeless elegance is captured through a combination of the creative and the classic. Since its beginnings, the crocodile's aura has grown more powerful with every generation who has worn it, becoming a rallying sign beyond style. Passed from country to country, from one generation to the next, from one friend to another, Lacoste pieces become imbued with an emotional connection that raises them to the status of icons.

The Lacoste license took effect in January 2024, and we developed go-forward strategies, curated the collection, and produced entirely new fresh goods during the year. In 2024, we recreated *Lacoste Original*, the brand's first men's line and introduced the *L.12.12* fragrance line. In 2025, we enriched the *Original* line with a new men's fragrance, *Original Parfum*, and the line's first women's fragrance, *Original Femme*. We also launched a new *L.12.12* dual gender duo, *Silver Rose* and *Silver Grey*. In 2026, we will further expand the Lacoste fragrance lines with additional extensions, leveraging the strong foundation we've built in our first two years overseeing the brand. Sales of Lacoste fragrances exceeded our internal estimates and passed $100 million in annual sales in 2025.


LACOSTE
ORIGINAL
THE NEW FEMININITY
LACOSTE
ORIGINAL
EAU DE PARFUM

Lacoste *Lacoste Original*

DONNA KARAN
NEW YORK

In September 2021, we entered into a long-term global licensing agreement for the creation, development and distribution of fragrances and fragrance related products under the Donna Karan brand, which took effect on July 1, 2022.

The Donna Karan brand, which draws from the energy and attitude of New York City, is a powerhouse in fashion and fragrance. This global lifestyle brand has been an excellent addition to our portfolio. With this agreement, we have gained several well-established and valuable fragrance franchises.

The most notable fragrance for the fashion house is Donna Karan *Cashmere Mist*. Upon joining our portfolio in July 2022, this brand now ranks among our largest. We have since expanded the fragrance lineup with the 2024 launch of the Donna Karan *Cashmere Collection*. In 2025, we released several new fragrances across the Donna Karan line including: Donna Karan *Cashmere & Vanilla Essence*. Several new captivating extensions and collections are slated for 2026. Donna Karan is part of the G-III house of brands.


DONNAKARAN
CASHMERE COLLECTION
INTRODUCING
CASHMERE & VANILLA ESSENCE
CASHMERE
& WILD FIG
DONNAKARAN
CASHMERE COLLECTION
CASHMERE
& VANILLA ESSENCE
DONNAKARAN
CASHMERE COLLECTION
CASHMERE
& PALO SANTO
DONNAKARAN
CASHMERE COLLECTION
CASHMERE
& TIARE FLOWER
DONNAKARAN
CASHMERE COLLECTION

Donna Karan *Cashmere Collection*

DKNY

In September 2021, we entered into a long-term global licensing agreement for the creation, development and distribution of fragrances and fragrance related products under the DKNY brand, which took effect on July 1, 2022.

The DKNY brand, which draws from the energy and attitude of New York City, is a powerhouse in fashion and fragrance. This global lifestyle brand has been an excellent addition to our portfolio. With this agreement, we have gained several well-established and valuable fragrance franchises.

The most notable fragrance for the fashion house is DKNY *Be Delicious*. Upon joining our portfolio in July 2022, this brand now ranks among our largest. We have since expanded the fragrance lineup with the 2024 debut of DKNY *24/7*, our first blockbuster fragrance with the fashion house. In 2025 we released several new fragrances across the DKNY line including: DKNY *Be Delicious Ice Pop* collection and DKNY *24/7 Rush* and *24/7 Electric*. Several new captivating extensions and collections are slated for 2026. DKNY is part of the G-III house of brands.


BE DELICIOUS
IT'S AN ATTITUDE!
DKNY
BE DELICIOUS
100% PURE NEW YORK
DKNY
#BEDELICIOUS

DKNY Be Delicious

FERRAGAMO

In October 2021, we closed on a transaction agreement with Salvatore Ferragamo S.p.A., whereby an exclusive and world-wide 10-year license was granted for the production and distribution of Ferragamo brand perfumes, with a 5-year optional term if certain conditions are met.

Salvatore Ferragamo S.p.A. is the parent company of the Salvatore Ferragamo Group, one of the world's leaders in the luxury industry and whose origins date back to 1927. Named after its founder, the brand still represents and lives by the original values of Salvatore Ferragamo. The uniqueness and exclusivity of its creations, along with the perfect blend of style, creativity and innovation enriched by the quality and superior craftsmanship of the 'Made in Italy' tradition, have always been the hallmarks of the Salvatore Ferragamo's products notably shoes, leather goods, apparel, silk products and other accessories for men and women.

Established scents in the Ferragamo portfolio include *Ferragamo*, a collection of fragrances for men, *Signorina*, a collection of fragrances for women, the *Amo* series and the *Uomo* series, which have been further enhanced through the introduction of new fragrances. In 2025 we released our first blockbuster fragrance with the fashion house, *Fiamma*, and an extension for the *Ferragamo* family, *Sublime Leather*. Several new extensions are in the works for 2026.

.


FERRAGAMO
FERRAGAMO
FERRAGAMO
SUBLIME LEATHER

Ferragamo *Sublime Leather*

ROCHAS
PARIS

In 2015, we acquired the Rochas brand from The Procter & Gamble Company. Founded by Marcel Rochas in 1925, the brand began as a fashion house and expanded into perfumery in the 1950s under Hélène Rochas' direction.

With Rochas, nature is synonymous with French-style gardens, eternal springs, freshness, and innocence. Never dry, these gardens are constantly irrigated by the water of dreams and lit by the sun of the imagination. Rochas' birds and flowers are regularly revisited in the ready-to-wear creations and perfumes. They are part of the natural lifeblood of Rochas, a constant presence thronging with a multitude of colors and a very Parisian spirit.

Our first new fragrance for Rochas, *Mademoiselle Rochas*, had a successful launch in 2017 in its traditional markets of France and Spain. Over the next few years, we debuted extensions for legacy scents *Eau de Rochas* and *Mademoiselle Rochas*, plus others, and in 2018 we launched our first new men's line, *Rochas Moustache. Byzance* and *L'Homme Rochas* debuted in early 2020 and *Rochas Girl* in 2021. We have added more extensions across these pillars in recent years including *Eau de Rochas Citron Soleil, Rochas Girl Life, Eau de Rochas Orange Horizon,* and *Mademoiselle Rochas in Paris.* In 2025, we launched the blockbuster fragrance, *Rochas Audace*, and added an extension to the *Eau de Rochas* line, *Néroli Azur.* New extensions across several of the brand's lines are scheduled for release in 2026.


ROCHAS
AUDACE
LE PARFUM
ROCHAS
PARIS
THE NEW FRAGRANCE
www.rochas.com

Rochas Audace

LANVIN
PARIS

In 2007, we acquired the worldwide rights to the Lanvin brand names and international trademarks listed in Class 3, our class of trade. A synonym of luxury and elegance, the Lanvin fashion house, founded in 1889 by Jeanne Lanvin, expanded into fragrances in the 1920s.

Lanvin fragrances occupy an important position in the selective distribution market in France, Eastern Europe and Asia, and we have several lines currently in distribution, including *Éclat d'Arpège, Lanvin L'Homme, Jeanne Lanvin, Modern Princess, A Girl in Capri*, and *Les Fleurs de Lanvin.* Two new initiatives are planned in late 2026 and early 2028.


ÉCLAT
D'ARPÈGE
LANVIN
PARIS

Lanvin *Éclat d'Arpège*

roberto cavalli

In July 2023, we closed a transaction agreement with Roberto Cavalli, whereby an exclusive and worldwide license was granted for the production and distribution of Roberto Cavalli brand perfumes and fragrance related products. The license became effective in July 2023 and will last for 6.5 years.

Roberto Cavalli scents are sophisticated, luxurious, and flamboyant, while Just Cavalli fragrances are designed to appeal to contemporary, urban customers that are young or young at heart. In addition to the two core lines, the house launched the Roberto Cavalli *Gold Collection*, an ultra-premium fragrance collection, in 2014. Cavalli fragrances are distributed globally, with a concentration in Europe, the Middle East and the United States. Additionally, we partnered with one of the top luxury retailers and distributors in the Middle East, a key market, to further expand the brand.

We began shipping new freshly produced goods in February 2024. In 2025, we introduced an exciting and diverse lineup of fragrances as well as hair and body mists. Launches in 2025 featured the *Gold Collection* extension, *Tobaccomore, Paradiso* extension, *Paradiso Rosa,* the striking three scent *Marbleous* sub-collection, the dual gender Just Cavalli *Give Me Magic* fragrance duo, and, at the forefront, the blockbuster debut of Roberto Cavalli *Serpentine*. In 2026, we plan to introduce new extensions that reflect and reinforce the brand's established allure, supporting continued momentum.


roberto cavalli
serpentine
the new fragrance
roberto cavalli
roberto cavalli
serpentine

Roberto Cavalli Serpentine

KARL LAGERFELD

In 2012, we entered into a 20-year worldwide license agreement with Karl Lagerfeld B.V., the internationally renowned haute couture fashion house, to create, produce and distribute fragrances under the Karl Lagerfeld brand.

Under the creative direction of the late Karl Lagerfeld, one of the world's most influential and iconic designers, the Lagerfeld Portfolio represents a modern approach to distribution, an innovative digital strategy and a global 360 degree vision that reflect the designer's own style and soul. Karl Lagerfeld created the first fragrance that bears his name in 1978, and that legacy has expanded to include several growing multi-scent collections, *Les Parfums Matières*, and more recently, *Karl Cities*, a new collection featuring entries for New York, Paris, Hamburg, Tokyo and Vienna was unveiled.

Since joining our portfolio, we have expanded the legacy fragrance families with new extensions, and have also launched the blockbuster fragrance *Rouge* as well as *Ikonik*, with its bottle design inspired by the late Karl Lagerfeld himself. In 2025 we launched two separate dual gender duos: Karl Lagerfeld *Jeans Urban Pink* and *Urban Blue*, and the two newest scents within the *Les Parfums Matières* family, *Bois de Santal* and *Fleur d'Iris*. In 2026 we plan to launch two new fragrance duos for existing fragrance lines.


KARL LAGERFELD
JEANS
URBAN CORAL
KARL LAGERFELD
URBAN GREEN
KARL LAGERFELD
THE NEW FRAGRANCES
FOR HER AND FOR HIM

Karl Lagerfeld *Karl Lagerfeld Jeans*

Van Cleef & Arpels

Our initial 12-year license agreement with Van Cleef & Arpels was signed in 2006. In 2018, we renewed our license agreement for an additional six years with Van Cleef & Arpels for the creation, development, and distribution of fragrance products through December 2024. In 2024, the license was renewed for a second time for an additional nine years through December 31, 2033.

Since its founding in 1896, Van Cleef & Arpels has often turned to nature as an inexhaustible source of inspiration. Enthralled by the constant metamorphoses of flora and fauna, the Maison creates pieces that echo the blooming of flowers and the lushness of gardens. Over the decades, the excellence and creativity of the High Jewelry Maison established its reputation across the world.

Van Cleef & Arpels fragrances in current distribution include: *First* and *Collection Extraordinaire*. Sales of the *Collection Extraordinaire* line have experienced continued growth since its debut. We continue to introduce new additions to the Van Cleef & Arpels *Collection Extraordinaire* assortment annually, including *Oud Blanc, Rêve de Matière,* and *Patchouli Blanc* and *Precious Incense,* and the latest scent launched in 2025, *Moonlight Cherry.* Van Cleef & Arpels is a French luxury jewelry company owned by Richemont Holdings Limited.


Van Cleef & Arpels
HAUTE PARFUMERIE
Van Cleef & Arpels
FLEUR DE NUIT
N° 10620AH
COLLECTION
EXTRAORDINAIRE
COLLECTION
EXTRAORDINAIRE

Van Cleef & Arpels *Collection Extraordinaire, Fleur de Nuit*

Abercrombie & Fitch

In 2014, we entered into a worldwide license to create, produce and distribute new fragrances and fragrance related products under the Abercrombie & Fitch brand name. We distribute these fragrances in specialty stores, department stores and duty free shops. Our initial men's scent, *First Instinct*, was launched in 2016 followed by a women's version in 2017. Since that time, we unveiled several new fragrances, most notably the *Authentic* and *Away* duos as well as brand extensions.

Abercrombie & Fitch Co. is a leading, global, omnichannel specialty retailer of apparel and accessories for men, women and kids. The iconic Abercrombie & Fitch brand was born in 1892 and aims to make every day feel as exceptional as the start of a long weekend.

In 2023, we announced our agreement to distribute Abercrombie & Fitch's number one men's fragrance, *Fierce,* in selected markets. The first phase of the agreement, which became effective on September 1, 2023, covers *Fierce* distribution in certain major markets, including Europe, Mexico and Australia. The second phase, which was activated in February 2024, covers distribution in additional markets in Western Europe and Latin America. Later in 2024, we began distributing *Fierce Pride*. In March 2025, we expanded our *Fierce* distribution agreement to allow for a global distribution of the iconic *Fierce* fragrance line that either party may terminate on two year's notice. Furthermore, our existing Abercrombie & Fitch and Hollister fragrance license agreement will expire on March 14, 2028. The goal of the updated *Fierce* distribution agreement is to drive, over time, more consistency between the products that are carried in the Abercrombie & Fitch stores and unaffiliated retailers. In 2025, we introduced a new fragrance duo, *100% Passion*, and the *Fierce Reserve* extension.


Abercrombie & Fitch
100% PASSION
Abercrombie & Fitch
100% PASSION
Abercrombie & Fitch
100% PASSION

Abercrombie & Fitch 100% Passion

kate spade

NEW YORK

In 2019, we entered into an exclusive, 11-year worldwide license agreement with Kate Spade to create, produce and distribute new perfumes and fragrance related products under the Kate Spade brand which we distribute globally to department and specialty stores and duty free shops, as well as in Kate Spade retail stores.

Since its launch in 1993 with a collection of six essential handbags, Kate Spade has always stood for optimistic femininity. Today, the brand is a global life and style house with handbags, ready-to-wear, jewelry, footwear, gifts, home décor and more. Polished ease, thoughtful details and a modern, sophisticated use of color—Kate Spade's founding principles define a unique style synonymous with joy. Under the vision of its creative director, the brand continues to celebrate confident women with a youthful spirit. Kate Spade is part of the Tapestry house of brands.

Our first original scent, *Kate Spade New York*, debuted in January 2021. We have continued to enrich the collection with extensions, including *Kate Spade Sparkle, Kate Spade Cherie,* as well as two new fragrances in 2025 – *Chérie Je T'aime* and *Kate Spade New York Pop.*


kate spade
NEW YORK
POP
kate spade
NEW YORK
kate spade
NEW YORK
POP

Kate Spade *Kate Spade New York Pop*

BOUCHERON
PARIS

In 2010, we entered into an exclusive 15-year worldwide license agreement for the creation, development and distribution of fragrances and fragrance related products under the Boucheron brand, which was extended until December 31, 2027 for its main lines. For over a century, since becoming the first jeweler to open a boutique on Place Vendôme in 1893, Boucheron has embodied very high-end creation, luxury and French know-how. The mysterious and seductive collection of Boucheron fragrances unquestionably continues this prestigious line of creations.

Boucheron's legacy scents, *Femme* and *Homme*, and the legendary *Jaipur* perfume form the foundation of brand sales. Our team has enriched the portfolio with *Quatre* for men and women, a new men's fragrance, *Singulier*, along with several special editions, a growing collection of unique scents aptly named, *La Collection*, and *Serpent Bohème*. Boucheron operates through several boutiques worldwide as well as an e-commerce site.


BOUCHERON
PARIS

Boucheron *Boucheron Collection*

In 2013, we entered into an exclusive worldwide license to create, produce and distribute fragrances and fragrance related products under the Oscar de la Renta brand. In 2019, the agreement was extended through December 31, 2031, with an additional five-year option potentially extending the agreement through December 31, 2036.

Oscar de la Renta is one of the world's leading luxury goods firms. The New York-based company was established in 1965, and encompasses a full line of women's accessories, bridal, children's wear, fragrance, beauty and home goods, in addition to its internationally renowned signature women's ready-to-wear collection. Oscar de la Renta products are sold globally in fine department and specialty stores, www.oscardelarenta.com and through wholesale channels.

After taking over distribution of the brand's legacy fragrances in 2014, we introduced *Extraordinary* the following year. Oscar de la Renta *Bella Blanca* debuted in 2018, followed by *Bella Rosa, Bella Essence, Bella Bouquet,* and *Bella Night*. In 2021, we debuted an entirely new fragrance pillar, *Alibi, Alibi Eau Sensuelle,* and more recently the *Alibi Pop* three-scent collection. We launched an extension to the *Bella* franchise, *Bella Soleil,* in 2025. We plan to roll out new extensions in 2026.


NEW YORKER
CANDICE SWANEPOEL
Oscar de la Renta
NEW YORK
Oscar de la Renta
NEW YORK
EXPERIENCE THE NEW FRAGRANCE

Oscar de la Renta *Oscar de La Renta New York*

In 2019, we entered into an exclusive, 10-year worldwide license agreement with German luxury fashion house MCM for the creation, development and distribution of fragrances and fragrance related products under the MCM brand. The agreement has a 4-year automatic renewal option, potentially extending the license until December 31, 2034.

MCM is a luxury lifestyle goods and fashion house founded in 1976 with an attitude defined by the cultural Zeitgeist and its German heritage with a focus on functional innovation, including the use of cutting-edge techniques. Today, through its association with music, art, travel and technology, MCM embodies the bold, rebellious and aspirational. Always with an eye on the disruptive, the driving force behind MCM centers on revolutionizing classic design with futuristic materials. MCM's millennial and Gen Z audience is genderless, ageless, empowered and unconstrained by rules and boundaries.

Following through on our plan to develop extraordinary fragrances that capture the creative spirit of MCM, our first new fragrance, *MCM*, was released in 2021. In 2023, we debuted our first ever men's scent, *MCM Onyx*, inspired by the brands beloved bags and later enriched the fragrance line with *MCM Crush, MCM Diamonds*, and the limited addition *MCM fragrance* encrusted with Swarovski crystals. In 2025 we launched a brand new six-scent collection, *MCM Collection*, inspired by the brands iconic animals. In 2026, we'll debut new extensions designed to energize and expand the brand.


MCM
INTRODUCING THE NEW
MCM FRAGRANCE COLLECTION

MCM *MCM Collection*

HOLLISTER
CALIFORNIA

In 2014, we entered into a worldwide license to create, produce and distribute new fragrances and fragrance related products under the Hollister brand name. We distribute these fragrances in specialty stores, department stores and duty free shops.

The quintessential apparel brand of the global teen consumer, Hollister's clothes are made for capturing moments, creating memories, and being unapologetically you.

In 2016, we launched our first men's and women's fragrance duo, *Wave,* which led to several extensions, as did subsequent fragrance families *Festival, Canyon Escape,* and *Feelin' Good.* In accordance with our agreement with Abercrombie & Fitch Co., the existing Hollister fragrance license agreement will expire on March 14, 2028.


HOLLISTER
FEELIN'
free
HOLLISTER
FEELIN'
free
HOLLISTER
FEELIN'
free

Hollister *Feelin' Free*

MONCLER

In June 2020, we entered into an exclusive, 5-year worldwide license agreement with a potential 5-year extension with Moncler for the creation, development, and distribution of fragrances under the Moncler brand.

Moncler was founded at Monestier-de-Clermont, Grenoble, France, in 1952 and is currently headquartered in Italy. Over the years, the brand has combined style with constant technological research assisted by experts in activities linked to the world of the mountain. The Moncler outerwear collections marry the extreme demands of nature with those of city life.

Our first fragrance for the Moncler brand had a revolutionary LED design, and the flask-shaped bottles of *Moncler Pour Femme* and *Moncler Pour Homme* forged a powerful bond with the House Moncler's alpine roots and pioneering spirit. Following the launches of the *Les Sommets Moncler* and *Home* collections in 2023, we introduced a new *Les Sommets* extension in 2024 and continued to roll out the Moncler *Sunrise* duo.


MONCLER SUNRISE, THE NEW FRAGRANCES
MONCLER
MONCLER
MONCLER
PARFUMS

Moncler *Moncler Sunrise*

ANNA SUI

In 2011, we entered into an exclusive worldwide fragrance license to create, produce and distribute fragrances and fragrance related products under the Anna Sui brand. The Anna Sui brand is mostly popular in Asia. Over the past decade, we have worked in partnership with Anna Sui and her creative team to build upon the brand's customer appeal and develop and market a family of fragrances including *Fantasia, Sui Dreams, Sky,* and *Sundae.* In 2024, we introduced a new flanker within the *Fantasia* fragrance family and launched *Wild Wonder*, a new four-scent fragrance collection. In 2025, we introduced *Sundae Neon Twist*, the newest scent within the *Sundae* fragrance family.


ANNA SUI
Sundae
ANNA SUI
ANNA SUI
ANNA SUI

Anna Sui Sundae

emanuel ungaro

In October 2021, we entered into a 10-year exclusive global licensing agreement with Emanuel Ungaro for the creation, development and distribution of fragrances and fragrance related products, under the Emanuel Ungaro brand. Founded in 1965 in Paris, the house of Emanuel Ungaro is an icon of French refinement and haute couture. Its unique style is expressed through unquestioning sensuality, purity of silhouette, flamboyant prints, and exquisite attention to detail. Season after season, Emanuel Ungaro dared to be different, combining unexpected yet sensual clashes of bright colors and prints with beautiful draping.

Emanuel Ungaro fragrances uphold the same values of audacity and elegance. The brand is best known internationally, and such presence will remain our sales focus as we continue to produce and distribute the brand's legacy scents, notably *Diva* that we strengthened with the introduction of *Diva Rouge* in 2023. In 2025, we launched *Cosmic Moon*, the first extension from the *Cosmic* pillar that we first introduced in 2024. We are planning to further enrich the brand with additional scents in 2026.


emanuel ungaro
MOON
Introducing the new fragrance

Emanuel Ungaro *Moon*

GRAFF

In 2018, we entered into an exclusive, 8-year worldwide license agreement with London-based Graff for the creation, development and distribution of fragrances under the Graff brand. The agreement has three 3-year automatic renewal options, potentially extending the license until December 31, 2035.

Since Laurence Graff OBE founded the company in 1960, Graff has been dedicated to sourcing and crafting diamonds and gemstones of untold beauty and rarity and transforming them into spectacular pieces of jewelry that move the heart and stir the soul. Throughout its rich history, Graff has become the world leader in diamonds of rarity, magnitude and distinction. Each jewelry creation is designed and manufactured in Graff's London atelier, where master craftsmen employ techniques to emphasize the beauty of each individual stone. The company remains a family business, overseen by Francois Graff, Chief Executive Officer.

For Graff, a six-scent collection for women, *Lesedi La Rona*, debuted exclusively at Harrods, has now extended to only the most exclusive, limited, ultra-high end retail outlets. New members of the collection have been regularly added since the *Lesedi La Rona* launch.


GRAFF.COM
GRAFF
GRAFF
LESEDI LA RONA III PARFUM

Graff *Lesedi La Rona III Parfum*

SOLFÉRINO
PARIS

2025 marked the creation of the Interparfums SA's first proprietary brand Solférino®, a collection of 10 niche fragrances developed by star perfumers and intended for the collector's fragrance market, to be launched initially through an ultra-selective distribution channel. Our first boutique entirely dedicated to the brand opened to the public in September 2025, along with an e-commerce site. The launch of this new brand reflects the Company's medium-term growth strategy in the extremely buoyant high-end fragrance market. With the Solférino collection, a proprietary brand under development for the past two years, we will boast a rich and unique universe perfectly suited to the high-end fragrance market. This represents a first strategic step in the implementation of a new focus on a market that has exhibited sustained growth for several years. In 2026, we plan to add an 11th fragrance to the collection and will ramp up international distribution of the brand.


L'ÉTÉ
AVENUE GABRIEL
SOLFÉRINO
10
SOLFÉRINO
PARIS

Solférino L'Été Avenue Gabriel

ANNICK GOUTAL

PARIS

In March 2025, we acquired all intellectual property rights relating to Annick Goutal Paris held by Amorepacific Europe.

Annick Goutal is a French haute parfumerie house founded on poetry, emotion, and craftsmanship. Inspired by nature, memories, and personal stories, the brand creates refined, expressive fragrances using high-quality raw materials and artisanal know-how. Guided by authenticity, elegance, and creativity, Annick Goutal perfumes favor sincerity over trends, celebrating individuality and timeless beauty. Each creation reflects a delicate balance between artistic freedom and French perfumery tradition, offering intimate, evocative scents with enduring emotional resonance. The brand works exclusively with high-quality raw materials, combining natural ingredients into creative olfactory combinations.

We plan to use 2026 to relaunch the existing Annick Goutal Paris fragrance lines which include resumption of distribution, shops, and to develop and prepare new launches in 2027.


ANNICK GOUTAL
PARIS
EAU
D'HADRIEN
EAU DE PARFUM
ANNICK
GOUTAL
PETITE
CHÉRIE
EAU DE PARFUM
ANNICK
GOUTAL
PETITE
CHÉRIE
EAU DE PARFUM
ANNICK
GOUTAL

Annick Goutal *Petite Chérie, Eau d'Hadrien*

Off-White™

In December 2024, Interparfums SA signed for all Off-White brand names and registered trademarks for Class 3 fragrance and cosmetic products, subject to an existing license that expired on December 31, 2025. Founded in 2012 by the late designer Virgil Abloh, Off-White is known for its high-end streetwear influences and bold approach to youth luxury. When Virgil Abloh founded Off-White, he sought to establish a brand with a universal design language that was artistic, disruptive and a reflection of concepts explored in the realm of youth culture. Off-White blends the worlds of streetwear and luxury in a spirit of talent and inventiveness.

This is a tremendous opportunity for us considering the brand’s unique positioning, not to mention Virgil Abloh’s impressive creative legacy. This brand will help us explore new openings for fragrances in the luxury sector. We plan to use 2026 for the initial development of the brand's fragrances and currently expect the first launch to be in 2027.

Off-White

LONGCHAMP

In July 2025, we signed an exclusive license agreement with Longchamp, through December 31, 2036. Interparfums SA will be responsible for the creation, development, production and distribution of fragrance lines in Longchamp-brand points of sale and selective distribution channels. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry.

Longchamp is a French luxury brand founded in 1948, renowned for its craftsmanship, authenticity, and modern creativity. Family-owned, the Maison blends heritage savoir faire with innovation, offering leather goods, accessories, and ready to wear designed for active, elegant lifestyles. Longchamp values sustainability, durability, and timeless design. Its distribution combines a strong global retail network of boutiques, a selective wholesale presence, and a robust e-commerce platform, ensuring both exclusivity and accessibility worldwide.


LONGCHAMP

Longchamp

DAVID BECKHAM FRAGRANCES

In January 2026, we entered into an exclusive, 20-year worldwide license agreement with David Beckham for the creation, development, production, and distribution of fragrances under the David Beckham brand. Interparfums will assume full global responsibility for David Beckham's fragrances, effective April 1, 2028. This agreement further strengthens our relationship with Authentic Brands Group ("Authentic"), the visionary company who co-owns and manages the David Beckham brand. Together, we will blend Beckham's entrepreneurial influence with our fragrance expertise to inspire a richer world of style and self-expression through scent. Guided by our dedication to quality, innovation, and craftsmanship, we will strengthen the global presence of Beckham's existing fragrance lines and plan to unveil a new signature fragrance by the end of 2029.


FFAME.COM
KOFFAME
DAVID BECKHAM

David Beckham

NAUTICA

In January 2026, we entered into an exclusive, 20-year worldwide license agreement with global lifestyle brand Nautica for the creation, development, production, and distribution of fragrances under the Nautica brand name. Nautica is world-renowned for bringing the inspiration of the sea to everyday style. We are thrilled to collaborate with this global lifestyle brand to enrich their existing portfolio and develop new fragrances that channel the maritime spirit in a modern and accessible manner. We estimate that total annual sales of the Nautica fragrance portfolio will exceed $70 million in the first years under our management. Interparfums will assume full global responsibility for Nautica fragrances effective January 1, 2030.




North America
37%
Central & South America
8%

CONSOLIDATED NET SALES TO CUSTOMERS BY REGION

(in millions)

Year Ended December 31,	2025	2024	2023
North America	**$556.7**	$541.9	$511.7
Western Europe	**383.2**	364.3	301.2
Asia/Pacific	**189.0**	197.0	191.8
Middle East and Africa	**118.0**	122.8	117.1
Eastern Europe	**121.1**	118.1	103.2
Central and South America	**120.5**	108.2	92.7
	$1,488.5	$1,452.3	$1,317.7


Western Europe
25%
Eastern Europe
8%
Asia Pacific
14%
Middle East & Africa
8%

The Organization

All Corporate Functions:

Including product analysis and development, production and sales, and finance are coordinated at the Company's corporate headquarters in New York and at the corporate offices of Interparfums SA in Paris. Each company is organized into two operational units that report directly to general management, and European operations ultimately report to Mr. Benacin and United States operations ultimately report to Mr. Madar.

Finance, Investor Relations And Administration:

Michel Atwood in the United States and Philippe Santi and Alessandro Trotta in France:

- Financial policy and communication, investor relations;
- Financial accounting, cost accounting, budgeting and cash flow management;
- Disclosure requirements of the Securities and Exchange Commission and Commission des Operations de Bourse;
- Labor relations, tax and legal matters and management information systems.

Operations:

Franck Moisio in the United States and Axel Marot in France:

- Product development;
- Logistics and transportation;
- Purchasing and industrial relations;
- Quality control and inventory cost supervision.

Export Sales:

Hervé Bouillonnec in the United States and Daphné Benacin and Emmanuelle Thellier in France:

- International development strategy;
- Establishment of distributor networks and negotiation of contracts;
- Monitoring of profit margins and advertising expenditures.

Domestic (Home Country) Sales:

Hervé Bouillonnec in the United States and Jérôme Thermoz in France:

- Establish and apply domestic sales strategy and distribution policy;
- Sales team management and development;
- Monitoring of profit margins and advertising expenditures.

SIMPLIFIED CHART OF THE ORGANIZATION


43%
PHILIPPE BENACIN
JEAN MADAR
INTERPARFUMS, INC.
[NASDAQ 'IPAR']
57%
PUBLIC
SHAREHOLDERS
72%
INTERPARFUMS SA
[EURONEXT - PARIS]
100%
INTERPARFUMS,
USA LLC
100%
INTERPARFUMS
ITALIA SRL
100%
INTERPARFUMS,
USA
HONG KONG LTD
100%
INTERPARFUMS
MIDDLE EAST
DMCC
100%
INTERPARFUMS,
USA
SWISS SA
100%
INTERPARFUMS
LUXURY BRANDS,
INC
100%
INTERPARFUMS
ASIA PACIFIC
PTE.
100%
INTERPARFUMS
KOREA
CO, LTD.
51%
PARFUMS
ROCHAS
SPAIN, SL
European-based Operations
U.S.-based Operations

CONTENTS

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

We operate in the fragrance business, and manufacture, market and distribute a wide array of prestige fragrances and fragrance related products. We manage our business in two segments, European based operations and United States based operations. Certain prestige fragrance products are produced and marketed by our European based operations through our 72% owned subsidiary in Paris, Interparfums SA, which is also a publicly traded company as 28% of Interparfums SA shares trade on the Euronext.

We produce and distribute fragrance products through our European based operations primarily under license agreements with brand owners, and European based fragrance product sales represented approximately 68%, 65% and 65% of net sales for 2025, 2024 and 2023, respectively. We have built a portfolio of prestige brands, which include Boucheron, Coach, Annick Goutal, Jimmy Choo, Karl Lagerfeld, Kate Spade, Lacoste, Lanvin, Longchamp, Moncler, Montblanc, Rochas, Solférino and Van Cleef & Arpels, whose products are distributed in over 120 countries around the world.

Through our United States based operations, we also produce and distribute fragrances and fragrance related products. United States based operations represented 32%, 35% and 35% of net sales in 2025, 2024 and 2023, respectively. These fragrance products are sold primarily pursuant to license or other agreements with the owners of the Abercrombie & Fitch, Anna Sui, Donna Karan/DKNY, Emanuel Ungaro, Ferragamo, Graff, GUESS, Hollister, MCM, Oscar de la Renta, and Roberto Cavalli brands.

Substantially all of our prestige fragrance brands are licensed from unaffiliated third parties, and our business is dependent upon the continuation and renewal of such licenses. With respect to the Company's largest brands, we license the Jimmy Choo, Coach, Montblanc, GUESS, Lacoste, Donna Karan/DKNY and Ferragamo brand names. This diversified portfolio of top brands represented 77%, 76% and 73% of total sales in 2025, 2024, and 2023, respectively.

As a percentage of net sales, product sales for the Company's largest brands were as follows:

Years ended December 31,	2025	2024	2023
Jimmy Choo	**17%**	17%	17%
Coach	**15%**	14%	15%
Montblanc	**15%**	15%	17%
GUESS	**12%**	12%	12%
Lacoste	**7%**	6%	-
Donna Karan/DKNY	**7%**	7%	7%
Ferragamo	**4%**	5%	5%

Quarterly sales fluctuations are influenced by the timing of new product launches as well as the third and fourth quarter holiday season. In certain markets where we sell directly to retailers, seasonality is more evident. We primarily sell directly to retailers in France, the United States, and Italy.

We grow our business in two distinct ways. First, we grow by adding new brands to our portfolio, through new licenses or other arrangements, or outright acquisitions of brands. Second, we grow through the introduction of new products and by supporting new and established products through advertising, merchandising and sampling, as well as phasing out underperforming products, so we can devote greater resources to those products with greater potential. The economics of developing, producing, launching and supporting products influence our sales and operating performance each year. The introduction of new products may have some cannibalizing effect on sales of existing products, which we take into account in our business planning.

Our business is not capital intensive, and it is important to note that we do not own manufacturing facilities. We act as a general contractor and source our needed components from our suppliers. These components are received and stored directly at our third party fillers or received at one of our distribution centers. For those components received at one of our distribution centers, based upon production needs, the components are subsequently sent to one of several third party fillers,

which manufacture the finished product for us and then deliver them to one of our distribution centers.

As with any global business, many aspects of our operations are subject to influences outside our control. We believe we have a strong brand portfolio with global reach and potential. As part of our strategy, we plan to continue to make investments behind fast-growing markets and channels to grow market share.

Our reported net sales are impacted by changes in foreign currency exchange rates as approximately 50% of net sales of our European based operations are denominated in U.S. dollars, while almost all costs of our European based operations are incurred in euro. We address certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments and primarily enter into foreign currency forward exchange contracts to reduce the effects of fluctuating foreign currency exchange rates.

RECENT IMPORTANT EVENTS

Please see our discussion of Recent Important Events, which is incorporated by reference to Note 2 to the Consolidated Financial Statements contained in this 2025 Annual Report on Form 10-K filed with the United States Securities and Exchange Commission ("SEC") for the year ended December 31, 2025.

DISCUSSION OF CRITICAL ACCOUNTING POLICIES

We make estimates and assumptions in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations. These accounting policies generally require our management's most difficult and subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Management of the Company has discussed the selection of significant accounting policies and the effect of estimates with the Audit Committee of the Board of Directors.

Long-Lived Assets

We evaluate indefinite-lived intangible assets for impairment at least annually during the fourth quarter, or more frequently when events occur or circumstances change, such as an unexpected decline in sales, that would more likely than not indicate that the carrying value of an indefinite-lived intangible asset may not be recoverable. When testing indefinite-lived intangible assets for impairment, the evaluation requires a comparison of the estimated fair value of the asset to the carrying value of the asset. The fair values used in our evaluations are estimated based upon discounted future cash flow projections using a weighted average cost of capital of 8.34%. The cash flow projections are based upon a number of assumptions, including future sales levels and future cost of goods and operating expense levels, as well as economic conditions, changes to our business model or changes in consumer acceptance of our products which are more subjective in nature. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, an impairment charge is recorded.

We believe that the assumptions we have made in projecting future cash flows for the evaluations described above are reasonable. However, if future actual results do not meet our expectations, we may be required to record an impairment charge, the amount of which could be material to our results of operations.

At December 31, 2025 indefinite-lived intangible assets aggregated $153.5 million. The following table presents the impact a change in the following significant assumptions would have had on the calculated fair value in 2025 assuming all other assumptions remained constant:

$ in millions	Change	Increase (decrease) to fair value
Weighted average cost of capital	+10%	$ (37.5)
Weighted average cost of capital	−10%	$ 48.8
Future sales level	+10%	$ 31.5
Future sales levels	−10%	$ (31.5)

Intangible assets subject to amortization are evaluated for impairment testing whenever events or changes in circumstances indicate that the carrying amount of an amortizable intangible asset may not be recoverable. If impairment indicators exist for an amortizable intangible asset, the undiscounted future cash flows associated with the expected service potential of the asset are compared to the carrying value of the asset. If our projection of undiscounted future cash flows is in excess of the carrying value of the intangible asset, no impairment charge is recorded. If our projection of undiscounted future cash flows is less than the carrying value of the intangible asset, an impairment charge would be recorded to reduce the intangible asset to its fair value. The cash flow projections are based upon a number of assumptions, including future sales levels and future cost of goods and operating expense levels, as well as economic conditions, changes to our business model or changes in consumer acceptance of our products which are more subjective in nature. In those cases where we determine that the useful life of

long-lived assets should be shortened, we would amortize the net book value in excess of the salvage value (after testing for impairment as described above), over the revised remaining useful life of such asset thereby increasing amortization expense. We believe that the assumptions we have made in projecting future cash flows for the evaluations described above are reasonable.

In evaluating whether the Lanvin brand names and trademarks are definite or indefinite-lived, we applied the provisions of ASC topic 350-30-35-3 and concluded that the contraction provisions related to the repurchase option, originally exercisable in 2025 and amended to 2027, constrain the useful life of the Lanvin brand names and trademarks to the Company. Thus, the asset cannot be considered indefinite-lived. If exercised, Lanvin will have an obligation to pay the exercise price and the Company will be required to convey the Lanvin brand names and trademarks back to Lanvin. Although considered finite-lived due to the contractual provisions, in accordance with ASC topic 350-30-35-8, the asset is not being amortized as the exercise price (residual value) of the intangible asset exceeds its carrying value.

If the repurchase option expires and is not exercised, then the Lanvin brand names and trademarks would be expected to contribute directly to the future cash flows of our Company and the useful life would be considered to be indefinite at such time.

Quantitative Analysis

During the three-year period ended December 31, 2025, we have not made any material changes in our assumptions underlying these critical accounting policies or to the related significant estimates. The results of our business underlying these assumptions have not differed significantly from our expectations.

While we believe the estimates we have made are proper and the related results of operations for the period are presented fairly in all material respects, other assumptions could reasonably be justified that would change the amount of reported net sales, cost of sales, and selling, general and administrative expenses as they relate to the provisions for anticipated sales returns, allowance for doubtful accounts and inventory obsolescence reserves. For 2025, had these estimates been changed simultaneously by 5% in either direction, our reported gross profit would have increased or decreased by approximately $0.7 million and selling, general and administrative expenses would have changed by approximately $0.1 million. The collective impact of these changes on 2025 operating income, net income attributable to Interparfums, Inc., and net income attributable to Interparfums, Inc. per diluted share would be an increase or decrease of approximately $0.8 million, $0.5 million and $0.1, respectively.

RESULTS OF OPERATIONS

Net Sales

(in millions)

Years Ended December 31,	2025	% Change	2024	% Change	2023
European based product sales	**$1,016.3**	**7**%	$953.0	10%	$863.4
United States based product sales	**482.4**	**(6)**%	511.3	12%	455.8
Eliminations	**(10.2)**	**na**	(12.0)	na	(1.5)
Total net sales	**$1,488.5**	**2**%	$1,452.3	10%	$1,317.7

na- not applicable

Net sales in 2025 increased 2% compared to 2024 on a reported basis. On an organic basis, sales were also up 2% as compared to 2024 with foreign exchange gains of 2% offsetting the negative impacts of the Dunhill exit in 2024. The average dollar/euro exchange rate for 2025 was 1.13, compared to 1.08 in 2024.

For European based operations, sales grew by 7% for the full year 2025 on a reported basis and 4% on an organic basis, driven by sustained momentum from brands. The success of the Jimmy Choo *I Want Choo* women's franchise has continued to strengthen since its launch in 2021, particularly in the United States, and, when combined with the strong performance of the Jimmy Choo *Man* franchise, helped drive 6% growth of the brand in 2025 as compared to 2024. Coach fragrance sales increased 15% for the full year, reinforcing its timeless, multi-generational appeal thanks to the strength of the brand's long-established women's and men's lines, which was further boosted by two new successful launches in the first half of 2025. Sales of our Montblanc brand finished the year on a high note, reflecting the success of the new Montblanc *Explorer Extreme* line in the second half of 2025 and the strength of the Montblanc *Legend* line. This strong fourth quarter performance in combination with favorable foreign exchange helped to offset the sales

softness we experienced in the first part of 2025, resulting in full year 2025 sales that were broadly in line with 2024. Lacoste fragrance sales grew 28%, reaching $108 million and exceeding our initial expectations of $100 million after just the second full year under our management. Our recently launched and proprietary brand Solférino is off to a good start in its first six months of operation. We remain on track to expand this artisanal fragrance house into an additional 50 doors in the first half of 2026.

For United States based operations, sales declined 6% in 2025 on a reported basis. Excluding the phase-out of Dunhill fragrances that was completed in August 2024, full year 2025 United States based operations sales declined 3%. The fourth quarter finished on a high note with sales increasing 4% on a reported basis and 2% on an organic basis. As expected, fragrance sales of GUESS and Donna Karan/DKNY each returned to growth in the fourth quarter, posting sales increases of 7% and 8%, respectively. The GUESS *Iconic* and Donna Karan *Cashmere Mist* franchises performed well, supported by the brands' enduring global popularity, especially during the holiday season. For the full year, GUESS sales were essentially stable and Donna Karan/DKNY declined by 4%, due largely to the unfavorable base period in 2024 that included the launch of DKNY *24/7*. Roberto Cavalli fragrance sales rose 33% in both the 2025 fourth quarter and full year, underscoring the substantial brand elevation achieved during its second full year under our management. We executed a series of blockbuster and innovative launches during 2025, including Roberto Cavalli *Serpentine* and Just Cavalli *Give Me Magic*. MCM fragrance sales rose 40% in the fourth quarter and 17% for the full year driven by the continued performance of the *MCM Collection* launched in early 2025.

While macroeconomic headwinds linger in certain key markets and we continue to see trade destocking, we are encouraged by our performance in 2025 as we have been able to maintain market share. We remain cautiously optimistic about 2026, where we will continue to execute on our strategy of launching extensions on all our key brands, while preparing for what we expect will be a more favorable operating environment in 2027 and beyond, as we roll out major innovation on our new licenses and on some of our larger brands, as well as potentially securing new brands and licenses. While the pace of growth in the market is starting to normalize closer to historical levels following massive growth seen over the past few years, the power of our diverse brand portfolio, in combination with our agile operating model, should help us gain market share.

As in the past, we hope to benefit from our strong financial position to potentially acquire one or more brands, either on a proprietary basis or as a licensee. However, we have no certainty that any new license or acquisition agreements will be consummated.

Net Sales to Customers by Region

(in millions)

Year Ended December 31,	2025	2024	2023
North America	**$556.7**	$541.9	$511.7
Western Europe	**383.2**	364.3	301.2
Asia/Pacific	**189.0**	197.0	191.8
Middle East and Africa	**118.0**	122.8	117.1
Eastern Europe	**121.1**	118.1	103.2
Central and South America	**120.5**	108.2	92.7
	$1,488.5	$1,452.3	$1,317.7

Most of our regions grew in 2025. Our largest market, North America, achieved sales growth of 3% in 2025 compared to 2024 driven by sustained market growth and strong performance of the Jimmy Choo, Coach and Donna Karan/DKNY brands. Western Europe grew sales 5% behind the continued success of Lacoste and Cavalli, and the Montblanc *Explorer Extreme* launch as well as a favorable exchange rate. Asia Pacific sales declined 4% driven by distribution challenges in South Korea and India which were partially offset by growth in Australia, China and Japan. We have addressed the distribution challenges in Korea through the establishment of a new subsidiary. Despite strong results on Cavalli and GUESS, the Middle East and Africa declined 4% primarily due to the run-off of the Dunhill license which was completed in August 2024. Excluding the impact of Dunhill, net sales in Middle East and Africa increased 4%. Eastern Europe grew 2% reflecting more normalized sales levels despite the ongoing conflict in the region, and Central and South America achieved top line growth of 11% in 2025 compared to 2024 fueled by the strength of Lacoste, Coach and GUESS fragrances.

Gross Profit Margins

(in millions)

Year Ended December 31,	2025	2024	2023
European based operations			
Net sales (a)	**$1,016.3**	$953.0	$863.4
Cost of sales (a)	**344.5**	**314.5**	282.9
Gross margin (a)	**$671.8**	$638.5	$580.5
Gross margin, as a percent of net sales	**66.1%**	67.0%	67.2%
United States based operations			
Net sales	**$482.4**	$511.3	$455.8
Cost of sales	**200.9**	215.2	196.0
Gross margin	**$281.5**	$296.1	$259.8
Gross margin, as a percent of net sales	**58.3%**	57.9%	57.0%

(a) Amounts do not reflect eliminations of intercompany sales of European based operations products sold to United States based operations.

The Company's gross margin percentage was 63.6% in 2025 as compared to 63.9% in 2024 and 63.7% in 2023. Overall, tariffs resulted in $12.8 million in higher costs in 2025 or 0.9% of sales. We have been able to partially mitigate these impacts through favorable segment and brand mix which each contributed 0.2% of margin expansion as well as pricing, leaving us with a gross margin erosion of 0.3% of sales.

For European based operations, gross profit margin as a percentage of net sales was 66.1%, 67.0% and 67.2% in 2025, 2024 and 2023, respectively. The bulk of the 0.9% erosion in gross margin was driven by tariffs which represented $9 million in 2025. For United States based operations, gross profit margin was 58.2%, 57.9% and 57.0% in 2025, 2024 and 2023, respectively. The year-over-year increase was driven by favorable brand mix driven by the Dunhill discontinuation, channel mix, and pricing actions which more than offset the negative $4.2 million impact of tariffs.

We expect tariffs will continue to represent a significant headwind in 2026 as we annualize these tariffs for the full year. We continue to actively work on cost saving programs and tariff mitigating strategies to help limit these impacts. We target that these programs, in combination with the full year impacts of the price increases we took in August 2025, will enable us to maintain our gross margins flat in 2026.

Costs relating to purchase with purchase and gift with purchase promotions are reflected in cost of sales, and aggregated $54.6 million, $61.5 million and $52.3 million in 2025, 2024 and 2023, respectively, and represented 3.7%, 4.2% and 4.0% of net sales, respectively.

Generally, we do not bill customers for shipping and handling costs and such costs, which are included in selling, general and administrative expenses in the consolidated statements of income. As such, our Company's gross margins may not be comparable to other companies, which may include these expenses as a component of cost of sales.

Selling, General & Administrative Expenses

(in millions)

Years ended December 31,	2025	2024	2023
European Based Operations			
Selling, general & administrative expenses	**$474.4**	$441.6	$406.6
Selling, general & administrative expenses as a percent of net sales	**46.7%**	46.3%	47.1%
United States Based Operations			
Selling, general & administrative expenses	**$202.5**	$206.9	$181.1
Selling, general & administrative expenses as a percent of net sales	**42.0%**	40.5%	39.7%

The Company's selling, general and administrative expenses as a percentage of nets sales were 45.5%, 44.7% and 44.6% in 2025, 2024 and 2023, respectively. The percentage of net sales increased by 0.8% from the prior year driven by higher promotional and advertising activities which represent 0.5% of the increase, as well as unfavorable segment mix.

For European based operations, selling, general and administrative expenses increased 7% and 9% in 2025 and 2024, respectively, as compared to the corresponding prior year period, and represented 46.7%, 46.3% and 47.1% of net sales in 2025, 2024 and 2023, respectively. The increases in selling, general

and administrative expenses stem from a combination of higher promotion and advertising expenditures and the increased costs were broadly in line with fluctuations in sales on other selling, general and administrative cost buckets.

For United States based operations, selling, general and administrative expenses decreased 2% in 2025 after increasing 14% in 2024, as compared to the corresponding prior year period, and represented 42.0%, 40.5% and 39.7% of net sales in 2025, 2024 and 2023, respectively. While we endeavored to generate efficiencies, and were ultimately able to reduce costs overall, the increases in selling, general and administrative expenses as a percentage of net sales were largely driven by lower sales in 2025 with the discontinuation of Dunhill in 2024, as we protected promotion and advertising investments and made the choice not to reduce the infrastructure and employee headcount in light of new licenses which will be joining our portfolio in future years.

Promotion and advertising included in selling, general and administrative expenses aggregated $294.7 million, $280.5 million and $261.3 million in 2025, 2024 and 2023, respectively. Promotion and advertising represented 19.8%, 19.3% and 19.8% of net sales in 2025, 2024 and 2023, respectively. Promotion and advertising are integral parts of our industry, and we continue to invest heavily to support new product launches and to build brand awareness. We believe that our promotion and advertising efforts have had a beneficial effect on sales. Additionally, as 2025 saw a lighter innovation program than in prior years, the Company focused on increasing promotional and advertising spending to protect sell-out and support the continued success of our existing brands and fuel our new brands, Lacoste and Roberto Cavalli. We also invested disproportionally in the launch and brand building of our proprietary brand, Solférino. Long-term, we continue to anticipate that on a full year basis, promotion and advertising expenditures should aggregate approximately 21% of net sales. In 2026, we expect we will continue to make progress towards this goal as we ramp up investments to support the launches of Annick Goutal in 2026 and prepare for the launches of the new fragrances under our Longchamp license and Off-White trademark in 2027.

Royalty expense included in selling, general and administrative expenses aggregated $121.7 million, $117.8 million and $103.8 million in 2025, 2024 and 2023, respectively. Royalty expense represented 8.2%, 8.1% and 7.9% of net sales in 2025, 2024 and 2023, respectively, due to changes in brand mix.

Impairment Loss

The Company reviews intangible assets with indefinite lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. There was an impairment charge for trademarks with indefinite useful lives of $4.0 million in 2024, relating to our Rochas fashion business. There were no impairment charges for trademarks with indefinite useful lives in 2025 and 2023.

Income from Operations

As a result of the above analysis regarding net sales, gross profit margins and selling, general and administrative expenses, our operating margins aggregated 18.2%, 18.9% and 19.1% for the years ended December 31, 2025, 2024 and 2023, respectively.

Other Income and Expenses

Overall, other income and expense was a gain of $1.0 million in 2025 as compared to losses of $6.4 million, and $1.8 million in 2024, and 2023, respectively. The main drivers of the change between 2025 and 2024 are discussed in more detail below. These include a one-time gain of $7.6 million related to a debt extinguishment, a hurt on foreign currency of $3.7 million, a gain on interest income related to cash and cash equivalents and short-term investments of $1.2 million, and a reduction in interest expense on borrowings of $0.7 million.

Interest expense is primarily related to the financing of brand and licensing acquisitions and the financing of the headquarters of Interparfums SA. The decrease in interest expense in 2025 is related to decreases in interest rates in 2025. In December 2022, to finance the acquisition of the Lacoste trademark, the Company entered into a $58.8 million (€50 million) four-year loan agreement. The loan agreement bears interest at Euribor-1 month rates plus a margin of 0.825%. This variable rate debt was swapped for variable interest rate debt with a maximum rate of 2% per annum. Additionally, in April 2021, we completed the acquisition of the headquarters of Interparfums SA. The acquisition was financed by a 10-year approximately $141 million (€120 million) bank loan which bears interest at one-month Euribor plus 0.75%. Approximately $94 million (€80 million) of the variable rate debt was swapped for fixed interest rate debt with a maximum interest rate of 2% per annum. The swap effectively exchanges the variable interest rate to a fixed rate of approximately 1.1%. In July 2024, the Company entered into a $47 million (€40 million) three-year loan agreement that bears a fixed interest rate of 4.03%. Additionally in June 2025, the Company entered into a $23.5 million (€20 million) three-year loan agreement that bears a fixed interest rate of 3.0% and into a $35.3 million (€30 million) three-year loan agreement which bears interest at one-month Euribor plus 0.88%. The three most recent loans were used to improve our short-term cash position. Long-term debt including current maturities aggregated $176.0 million, $157.3 million and $157.5 million as of December 31, 2025, 2024 and 2023, respectively.

We enter into foreign currency forward exchange contracts to manage exposure related to receivables from unaffiliated third parties denominated in a foreign currency and occasionally to manage risks related to future sales expected to be denominated in a foreign currency. Approximately 50% of net sales of our European based operations are denominated in U.S. dollars. Gains and losses in derivatives designated as hedges are accumulated in other comprehensive income and gains and losses in derivatives not designated as hedges are included in (gain) loss on foreign currency on the accompanying consolidated income statements. Such gains and losses were immaterial in each 2025, 2024, and 2023.

Interest and investment income represents interest earned on cash and cash equivalents and short-term investments and realized and unrealized gains and losses on marketable securities. Interest income was $5.8 million in 2025 compared to $4.6 million in 2024.

In December 2025, the Company entered into an amendment with a Licensor that modifies some of the Company's obligations relative to an existing debt. A gain of $7.6 million was recorded within other income and expense related to this debt extinguishment.

Income Taxes

Our consolidated effective tax rate was 23.3%, 24.2% and 24.8% in 2025, 2024 and 2023, respectively.

The effective tax rate for European based operations was 24.2%, 25.8% and 27.3% in 2025, 2024 and 2023, respectively. The lower effective tax rate in 2025 compared to 2024 resulted from a $3 million favorable outcome in 2025 to our mutual agreement procedure between the French and United States tax authorities in which we were able to reclaim the tax assessment paid in France in 2023. The gain was offset by a $1 million one-time tax assessment in 2025 included in the tax expense as a result of a tax audit conducted for the 2022 and 2023 tax years. Our higher effective tax rate in 2023 was driven by a one-time tax assessment of € 2.8 million ($3.1 million) included in tax expense as the result of a tax audit conducted for the 2020 and 2021 tax years, and which was recovered in 2025 as discussed above.

The effective tax rate for United States based operations was 21.5%, 20.4% and 19.3% in 2025, 2024 and 2023, respectively. Our effective tax rate differs from the 21% statutory rate in the United States as it is a blended rate across multiple jurisdictions, and takes into account benefits received from the exercise of stock options, deductions we are allowed for a portion of our foreign derived intangible income, and by state and local taxes. Other than as discussed above, we did not experience any significant changes in tax rates, and none were expected in the jurisdictions where we operate.

The Company estimated the effect of its foreign derived intangible income ("FDII") and recorded a tax benefit of $2.2 million, $2.4 million and $2.4 million as of December 31, 2025, 2024 and 2023, respectively. Share-based compensation resulted in a discrete tax benefit of $0.02 million, $0.7 million and $1.2 million in 2025, 2024 and 2023, respectively.

Net Income

(In thousands)

Years ended December, 31	2025	2024	2023
Net income attributable to European based operations	**$143,880**	$140,084	$123,994
Net income attributable to United States based operations	**68,842**	68,853	63,782
Eliminations	**(4,577)**	(5,504)	-
Net income	**208,145**	203,433	187,776
Less: Net income attributable to the noncontrolling interest	**39,758**	39,075	35,122
Net income attributable to Interparfums, Inc.	**$168,387**	$164,358	$152,654

Net income attributable to Interparfums, Inc. steadily increased, and was $168.4 million, $164.4 million and $152.7 million in 2025, 2024 and 2023, respectively.

Net income attributable to European based operations was $143.9 million, $140.1 million and $124.0 million in 2025, 2024 and 2023, respectively, while net income attributable to United States based operations was $68.8 million, $68.9 million and $63.8 million in 2025, 2024 and 2023, respectively. The significant fluctuations in net income for both European and United States based operations are directly related to the previous discussions relating to changes in sales, gross profit margins, and selling, general and administrative expenses.

The noncontrolling interest arises from our 72% owned subsidiary in Paris, Interparfums SA, which is also a publicly traded company as 28% of Interparfums SA shares trade on the Euronext. Net income attributable to the noncontrolling interest is directly related to the profitability of our European based operations and aggregated 27.4%, 27.7% and 28.1% of European based operations net income in 2025, 2024 and 2023, respectively. Net profit margins attributable to Interparfums, Inc. aggregated 11.3%, 11.3% and 11.6% in 2025, 2024 and 2023, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Our conservative financial tradition has enabled us to amass significant cash balances. As of December 31, 2025, we had $295.2 million in cash and cash equivalents and short-term investments, most of which are held in euro by our European based operations and is readily convertible into U.S. dollars. We have not had any liquidity issues to date, and do not expect any liquidity issues relating to such cash and cash equivalents and short-term investments.

As of December 31, 2025, working capital aggregated $683 million. Approximately 78% of the Company's total assets are held by European based operations, and approximately $293 million of trademarks, licenses and other intangible assets are also held by European based operations.

The Company is party to a number of licenses and other agreements for the use of trademarks and rights in connection with the manufacture and sale of its products expiring at various dates through 2049. In connection with most of these license agreements, the Company is subject to minimum annual advertising commitments, minimum annual royalties and other commitments. See Item 8. Financial Statements and Supplementary Data – Note 11– Commitments in this annual report on Form 10-K. Future advertising commitments are estimated based on planned future sales for the license terms that were in effect at December 31, 2025, without consideration for potential renewal periods and do not reflect the fact that our distributors share our advertising obligations.

The Company hopes to continue to benefit from its strong financial position to potentially acquire one or more brands, either on a proprietary basis or as a licensee. In January 2026, we entered into long-term global licensing agreements for the creation, development and distribution of fragrances and fragrance related products under the David Beckham and Nautica brands, effective April 1, 2028 and January 1, 2030, respectively. In July 2025, our 72% owned French subsidiary, Interparfums SA, signed an exclusive fragrance license agreement with Longchamp running through December 31, 2036. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry. The first launch is expected in 2027. In June 2025, our 72% owned French subsidiary, Interparfums SA, acquired all intellectual property rights relating to Maison Annick Goutal held by Amorepacific Europe, which is operating the Annick Goutal brand under an existing license agreement that expired on December 31, 2025, when Interparfums SA began commercial use of the fragrance brand. Additionally, in June 2025, we renewed the Coach license agreement for an additional five-year term, extending the license through June 30, 2031.

In December 2024, our 72% owned French subsidiary, Interparfums SA, acquired all Off-White brand names and registered trademarks for Class 3 fragrance and cosmetic products, subject to an existing license that expired on December 31, 2025, when Interparfums SA began commercial use of the fragrance brands. Additionally in December 2024, we renewed the Van Cleef & Arpels license agreement for an additional nine-year term, beginning January 1, 2025. In July 2023, we entered into a global licensing agreement for the creation, development and distribution of fragrances and fragrance related products under the Roberto Cavalli brand. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry. This license took effect in July 2023 and began shipping products in February 2024.

In December 2022, we entered into a long-term global licensing agreement for the creation, development and distribution of fragrances and fragrance related products under the Lacoste brand. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry. This new license took effect, and products started to ship in January 2024.

Cash provided by operating activities aggregated $214.9 million, $187.6 million, and $105.8 million in 2025, 2024 and 2023, respectively. In 2025, working capital items used $20.7 million in cash from operating activities, as compared to $51 million in 2024 and $103.2 million in 2023. Although, from a cash flow perspective, accounts receivable is up 8% from year-end 2024, the balance is reasonable based upon 2025 record sales levels. While days sales outstanding was 73 days, up from 66 days and 62 days in 2024 and 2023, respectively, driven by changes in our channel mix, we are still seeing strong collection activity and do not anticipate any issues with collections of accounts receivable. From a cash flow perspective, inventory levels are down 15% and inventory days on hand decreased to 244 days in 2025, as compared to 259 days in 2024, and 252 days in 2023. These decreases are a direct result of the Company's efforts to manage down our inventory levels. We have seen increased conversion of raw materials into finished goods in recent years resulting in finished goods making up 63% of our inventory levels at both December 31, 2025 and 2024 as compared to 57% at December 31, 2023.

Due to past supply constraints, we had strived to carry more inventory overall, source the same components from multiple suppliers and when possible, manufacture products closer to where they are sold. These constraints have largely abated, and we are gradually reversing some of these previous interventions. We are seeing the impacts of these recent inventory management efforts and will continue to work to optimize inventory levels.

Cash flows used in investing activities in 2025 reflect the purchases and sales of short-term investments. These investments consist of certificates of deposit with maturities greater than three months, marketable equity securities and other contracts. At December 31, 2025, approximately $2.4 million of certificates of deposit contain penalties where we would forfeit a portion of the interest earned in the event of early withdrawal.

In March 2025, the Company paid approximately $19.7 million for the purchase of the Annick Goutal trademark. Additionally, during the second and third quarters the Company purchased approximately $18.2 million of additional property in Paris attached to its French headquarters.

Our business is not capital intensive as we do not own any manufacturing facilities. On a full year basis, spend on tools and molds fluctuates depending on our new product development calendar and is typically not material. Capital expenditures also include amounts for office fixtures, computer equipment and industrial equipment needed at our distribution centers.

Cash flows used in financing activities in 2025 predominately reflect issuances and repayment of debt and payment of dividends to stockholders.

In June 2025, the Company entered into a $23.5 million (€20 million) three-year loan agreement that bears a fixed interest rate of 3.0% and into a $35.3 million (€30 million) three-year loan agreement that bears a variable interest rate of Euribor 1-month plus a margin of 0.88%. Additionally, in July 2024, the Company entered into a $47 million (€40 million) three-year loan agreement that bears a fixed interest rate of 4.03%.

Our short-term financing requirements are expected to be met by available cash on hand at December 31, 2025, and by short-term credit lines provided by domestic and foreign banks. The principal credit facilities for 2025 consist of $45 million unsecured revolving lines of credit provided by a consortium of domestic commercial banks and approximately $9.4 million in credit lines provided by a consortium of international financial institutions. Balances due from short-term borrowings totaled $9.4 million and $8.3 million as of December 31, 2025 and 2024, respectively.

In February 2023, our Board of Directors authorized an annual dividend of $2.50 per share and in February 2024, our Board of Directors increased the annual dividend to $3.00 per share. In February 2025, our Board of Directors further increased the annual dividend to $3.20 per share, and in 2026 our Board of Directors maintained the annual dividend at $3.20 per share. The next quarterly cash dividend of $0.80 per share is payable on March 31, 2026 to shareholders of record on March 16, 2026.

We believe that funds provided by or used in operations can be supplemented by our present cash position and available credit facilities, so that they will provide us with sufficient resources to meet all present and reasonably foreseeable future operating needs.

Inflation rates in the U.S. and foreign countries in which we operate did not have a significant impact on operating results for the year ended December 31, 2025, however, we have already started to see the impacts of tariffs on our cost structure and have adjusted our pricing accordingly. As such, we anticipate potential inflationary impacts in the first quarter of 2026 and beyond as our suppliers potentially adjust their pricing as well.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We address certain financial exposures through a controlled program of risk management that primarily consists of the use of derivative financial instruments. We primarily enter into foreign currency forward exchange contracts in order to reduce the effects of fluctuating foreign currency exchange rates. We do not engage in the trading of foreign currency forward exchange contracts or interest rate swaps.

Foreign Exchange Risk Management

We periodically enter into foreign currency forward exchange contracts to hedge exposure related to receivables denominated in a foreign currency and to manage risks related to future sales expected to be denominated in a currency other than our functional currency. We enter into these exchange contracts for periods consistent with our identified exposures. The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on the receivables and cash flows of Interparfums SA, whose functional currency is the euro. All foreign currency contracts are denominated in currencies of major industrial countries and are with large financial institutions, which are rated as strong investment grade.

All derivative instruments are required to be reflected as either assets or liabilities in the balance sheet measured at fair value. Generally, increases or decreases in fair value of derivative instruments will be recognized as gains or losses in earnings in the period of change. If the derivative is designated and qualifies as a cash flow hedge, then the changes in fair value of the derivative instrument will be recorded in other comprehensive income.

Before entering into a derivative transaction for hedging purposes, we determine that the change in the value of the derivative will effectively offset the change in the fair value of the hedged item from a movement in foreign currency rates. Then, we measure the effectiveness of each hedge throughout the hedged period. Any hedge ineffectiveness is recognized in the income statement.

As of December 31, 2025, we had foreign currency contracts in the form of forward exchange contracts of approximately U.S. $64 million with maturities of less than one year. We believe that our risk of loss as the result of nonperformance by any of such financial institutions is remote.

Interest Rate Risk Management

We mitigate interest rate risk by monitoring interest rates, and then determining whether fixed interest rates should be swapped for floating rate debt, or if floating rate debt should be swapped for fixed rate debt.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles ("GAAP").

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that compliance with policies or procedures may deteriorate.

Management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, based on the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management determined that we did not maintain effective internal control over financial reporting as of December 31, 2025, as the Company has not remediated the material weakness described below. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Previously Reported Material Weaknesses

As previously disclosed in Part II, Item 9A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, management identified the following material weakness in internal control over financial reporting;

• The Company does not have an annual risk assessment process sufficiently designed to identify the risks that could impact on the Company's consolidated financial statements. This includes processes to review any previously recognized risks and identify any potential new risks that could have a material impact on the Company. As a result, the Company could not properly assess if the key controls in place were sufficient to mitigate the risks of material misstatement and the Company could not adequately provide oversight over the testing of management's internal control over financial reporting.

In response to this material weakness, the following remedial actions have been implemented by the Company:

• hired an experienced Chief Audit Executive to improve our internal control over financial reporting capabilities.

• engaged a third party firm to assist us with designing and implementing a risk assessment process and establish processes and controls to support an effective control environment.

• completed a global entity wide risk assessment process.

• performed a risk assessment over the IT systems used as part of financial reporting and business processes, including various layers of technology.

• designed and implemented risk assessment procedures and monitoring activities; and

• implemented additional review and reconciliation controls to support the period end financial reporting process.

Additionally, we are completing design enhancements to certain process-level controls, including controls over the approval of pricing for our products and implementing appropriate segregation of duties for manual journal entries. These enhancements include system-supported improvements designed to strengthen our ability to identify, assess, and monitor risks of material misstatement.

While we have made significant progress towards the remediation of the material weakness noted above, management has concluded that the material weakness as of December 31, 2024 was not fully remediated as of December 31, 2025. The remaining material weakness will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Despite the finding of this material weakness, we have concluded that our consolidated financial statements and related notes thereto included in this Annual Report on Form 10-K fairly present in all material respects the financial condition, results

of operations and cash flows of the Company as of , and for, the periods presented.

Also as previously disclosed in Part II-Item 9A "Controls and Procedures" in our Annual Report on Form 10-K for the year ended December 31, 2024, we identified a material weakness in our internal control over financial reporting related to the following:

• The Company did not design and maintain an effective control environment commensurate with its financial reporting requirements. Specifically, the Company did not maintain sufficient documentation to evidence that controls have operated as designed with respect to key financial statement accounts and assertions.

• The Company did not design and maintain effective information technology general controls related to user access at our Interparfums SA subsidiary, which limited management's ability to rely on technology-dependent controls relevant to the preparation of the Company's consolidated financial statements.

During fiscal 2025, management implemented remedial actions to address these material weaknesses. These actions included strengthening documentation protocols to ensure that sufficient evidence of control execution is retained, enhancing management review procedures over key financial reporting controls, and providing training to control owners regarding internal control documentation and execution requirements

With respect to the Information Technology General Controls ("ITGC") material weakness related to user access, the Company implemented improvements to its access management processes, including removing inappropriate privileged access rights (including SAP ALL access), implementing role based access controls designed to enforce appropriate segregation of duties, and establishing periodic user access review procedures to monitor access to financial reporting systems. The Company also implemented monitoring controls designed to identify and remediate inappropriate access on a timely basis.

We have completed our testing of both the design and operating effectiveness of these controls and have determined that these controls have been appropriately designed and implemented, and have operated effectively for a sufficient period of time for management to conclude, that these two previously identified material weaknesses have been remediated as of December 31, 2025.

Jean Madar
Chief Executive Officer
Chairman of the
Board of Directors

Michel Atwood
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Shareholders and
the Board of Directors of Interparfums, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Interparfums, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes and Schedule II – Valuation and Qualifying Accounts and Reserves listed in the Index at Item 15 (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited the adjustments to the 2023 consolidated financial statements (i) to correct the immaterial misstatements in the 2023 consolidated financial statements, as described in Notes 1 and 15, (ii) to retrospectively apply the Company's adoption of ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures as presented in Note 14, and (iii) the adoption of ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, as described in Note 1 and presented in Note 15. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or perform any procedures with respect to the Company's 2023 consolidated financial statements other than those related to the adjustments described above, and, accordingly, we do not express an opinion or any other form of assurance on the 2023 consolidated financial statements taken as a whole.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment:

As previously disclosed, the Company does not have an annual risk assessment process sufficiently designed to identify the risks that could impact the Company's consolidated financial statements. This includes processes to review any previously recognized risks and identify any potential new risks that could have a material impact on the Company. As a result,

the Company could not properly assess if the key controls in place were sufficient to mitigate the risks of material misstatement and the Company could not adequately provide oversight over the testing of management's internal control over financial reporting. Management has implemented certain remediation measures, however, the material weakness has not been remediated as of December 31, 2025.

This material weakness was considered in determining the nature, timing, and extent of auditing procedures applied in our audit of the Company's consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of their operations and their cash flows for the each of the years in the two-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Also in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the COSO.

Basis for Opinion

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial

statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Indefinite-Lived Intangible Assets

As described in Note 7 to the consolidated financial statements, the Company's indefinite-lived intangible assets were $153.2 million as of December 31, 2025. The balance is primarily attributable to the Rochas Fragrance trademark, which comprises the majority of the Company's indefinite lived intangible assets. The Company evaluates indefinite-lived intangible assets for impairment at least annually during the fourth quarter, or more frequently when events occur or circumstances change. When testing indefinite-lived intangible assets for impairment, the evaluation requires a comparison of the estimated fair value of the asset to the carrying value of the asset. The fair values used in management's evaluations are estimated based upon discounted future cash flow projections using a weighted average cost of capital and long-term growth rate.

We have identified the valuation of the Rochas Fragrance trademark as a critical audit matter. The principal considerations for our determination are (i) the significant judgment used by management when developing the fair value of the indefinite-lived intangible assets; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to estimates of projected future sales, discount rates and long-term growth rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

The procedures we performed to address this critical audit matter included:

- Obtained an understanding of the Company's valuation model and process for assessing impairment of the Rochas Fragrance indefinite-lived intangible asset, and evaluated the design and tested the operating effectiveness of controls relating to the indefinite-lived intangible assets impairment assessments.
- Used the work of a valuation specialist to assist in our procedures in evaluating the appropriateness of management's valuation models and assumptions, specifically related to the weighted average cost of capital (i.e., the discount rate) and long-term growth rate.
- Evaluated the reasonableness of the significant assumptions used by management related to projected future sales and cash flows.
- Tested the completeness and accuracy of data used by management in their valuation model, and the mathematical accuracy of management's valuation model.

Forvis Mazars, LLP

Forvis Mazars, LLP

We have served as the Company's auditor since 2024.

New York, New York
March 10, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Shareholders
and the Board of Directors of Interparfums, Inc. (f/k/a Inter Parfums, Inc.)

Opinion on the Financial Statements

We have audited, before the effects of the correction of immaterial misstatements described in Note 1 and the adjustments to retrospectively apply the changes in accounting described in Notes 14 and 15, the accompanying consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows of Interparfums, Inc. (the "Company") for the year ended December 31, 2023, and the related notes and the schedule listed in the Index in Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements, before the effects of the correction of immaterial misstatements (as described in Note 1) and the adjustments to retrospectively apply the changes in accounting (as described in Notes 14 and 15), present fairly, in all material respects, the results of the Company's operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the correction of immaterial misstatements (as described in Note 1) and the adjustments to retrospectively apply the changes in accounting (as described in Notes 14 and 15) and, accordingly, we do not express an opinion or any other form of assurance about whether such correction and adjustments are appropriate and have been properly applied. The correction and adjustments were audited by Forvis Mazars, LLP.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor from 2004 to 2024.

Mazars USA LLP

MAZARS USA LLP

New York, New York
February 27, 2024

INTERPARFUMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In thousands except share and per share data)

Years Ended December 31,	2025	2024
ASSETS		
Current assets:		
Cash and cash equivalents	**$158,091**	$125,433
Short-term investments	**137,093**	109,311
Accounts receivable, net	**320,625**	274,705
Inventories	**351,377**	371,920
Receivables, other	**9,014**	6,122
Other current assets - As Revised, See Note 1	**39,954**	38,604
Income taxes receivable	**11,211**	306
Total current assets	**1,027,365**	926,401
Property, equipment and leasehold improvements, net	**184,891**	153,773
Right-of-use assets, net	**23,347**	24,603
Trademarks, licenses and other intangible assets, net	**325,185**	282,484
Deferred tax assets - As Revised, See Note 1	**4,234**	5,465
Other assets	**20,226**	18,535
Total assets	**$1,585,248**	$1,411,261
LIABILITIES AND EQUITY		
Current liabilities:		
Loans payable - banks	**$9,400**	$8,311
Current portion of long-term debt	**54,774**	41,607
Current portion of lease liabilities	**6,326**	6,087
Accounts payable - trade	**77,210**	91,049
Accrued expenses	**189,622**	172,758
Income taxes payable	**6,671**	12,615
Total current liabilities	**344,003**	332,427
Long–term debt, less current portion	**121,254**	115,734
Lease liabilities, less current portion	**15,967**	20,455
Equity:		
Interparfums, Inc. shareholders' equity:		
Preferred stock, $0.001 par value. Authorized 1,000,000 shares; none issued	**–**	-
Common stock, $0.001 par value. Authorized 100,000,000 shares: outstanding, 32,067,285 and 32,110,170 shares on December 31, 2025, and 2024, respectively	**32**	32
Additional paid-in capital	**127,541**	106,702
Retained earnings	**828,906**	763,240
Accumulated other comprehensive loss	**(9,029)**	(72,239)
Treasury stock, at cost, 9,032,840 and 9,981,665 common shares on December 31, 2025, and 2024, respectively	**(66,734)**	(52,864)
Total Interparfums, Inc. shareholders' equity	**880,716**	744,871
Noncontrolling interest	**223,308**	197,774
Total equity	**1,104,024**	942,645
Total liabilities and equity	**$1,585,248**	$1,411,261

(See accompanying notes to consolidated financial statements)

INTERPARFUMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(In thousands except share and per share data)

Years Ended December 31,	2025	2024	2023
Net sales	**$1,488,509**	$1,452,325	$1,317,675
Cost of sales	**541,290**	524,984	478,597
Gross margin	**947,219**	927,341	839,078
Selling, general, and administrative expenses	**676,902**	648,540	587,696
Impairment loss	**–**	4,005	–
Income from operations	**270,317**	274,796	251,382
Other expenses (income):			
Interest expense	**7,248**	7,825	11,253
Loss on foreign currency	**4,779**	1,085	1,582
Interest and investment income	**(3,877)**	(2,218)	(10,729)
Other Income	**(9,165)**	(287)	(317)
	(1,015)	6,405	1,789
Income before income taxes	**271,332**	268,391	249,593
Income taxes	**63,187**	64,958	61,817
Net income	**208,145**	203,433	187,776
Less: Net income attributable to the noncontrolling interest	**39,758**	39,075	35,122
Net income attributable to Interparfums, Inc.	**$168,387**	$164,358	$152,654
Net income attributable to Interparfums, Inc. common shareholders:			
Basic	**$5.25**	$5.13	$4.77
Diluted	**$5.24**	$5.12	$4.75
Weighted average number of shares outstanding:			
Basic	**32,102,264**	32,036,728	31,994,328
Diluted	**32,138,197**	32,124,285	32,139,702
Dividends declared per share	**$3.20**	$3.00	$2.50

(See accompanying notes to consolidated financial statements.)

INTERPARFUMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands except share and per share data)

Years ended December 31,	2025	2024	2023
Net income	**$208,145**	$203,433	$187,776
Other comprehensive income:			
Net derivative instrument income (loss), net of tax	**1,257**	(2,249)	(3,329)
Transfer of OCI into earnings	**1,631**	(64)	1,709
Pension benefits, net of tax	**(208)**	2,785	-
Foreign currency translation adjustments	**86,421**	(42,059)	24,042
	89,101	(41,587)	22,422
Comprehensive income	**297,246**	161,846	210,198
Comprehensive income attributable to noncontrolling interests:			
Net income	**39,758**	39,075	35,122
Net derivative instrument income (loss), net of tax	**345**	(618)	25
Pension benefits, net of tax	**(57)**	766	–
Foreign currency translation adjustments	**25,603**	(9,684)	6,529
	65,649	29,539	41,676
Comprehensive income attributable to Interparfums, Inc.	**$231,597**	$132,307	$168,522

(See accompanying notes to consolidated financial statements.)

INTERPARFUMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands, except share and per share data)

Years Ended December 31,	2025	2024	2023
Common stock, beginning and end of year	**$32**	$32	$32
Additional paid-in capital, beginning of year	**106,702**	98,565	90,186
Shares issued upon exercise of stock options	**7,579**	7,049	8,025
Share-based compensation	**819**	1,039	1,246
Other	**(775)**	-	-
Transfer of subsidiary shares purchased	**13,216**	49	(892)
Additional paid-in capital, end of year	**127,541**	106,702	98,565
Retained earnings, beginning of year	**763,240**	693,848	620,095
Net income	**168,387**	164,358	152,654
Dividends	**(102,721)**	(96,026)	(80,047)
Share-based compensation	**–**	1,060	1,146
Retained earnings, end of year	**828,906**	763,240	693,848
Accumulated other comprehensive loss, beginning of year	**(72,239)**	(40,188)	(56,056)
Foreign currency translation adjustment	**60,818**	(32,375)	17,513
Transfer from other comprehensive income into earnings	**1,631**	(64)	1,709
Pension benefits, net of tax	**(151)**	2,019	–
Net derivative instrument income (loss), net of tax	**912**	(1,631)	(3,354)
Accumulated other comprehensive loss, end of year	**(9,029)**	(72,239)	(40,188)
Treasury stock, beginning of year	**(52,864)**	(52,864)	(37,475)
Shares repurchased	**(13,870)**	-	(15,389)
Treasury stock, end of year	**(66,734)**	(52,864)	(52,864)
Noncontrolling interest, beginning of year	**197,774**	192,777	171,364
Net income	**39,758**	39,075	35,122
Foreign currency translation adjustment	**25,603**	(9,684)	6,529
Pension benefits, net of tax	**(57)**	766	-
Net derivative instrument income (loss), net of tax	**345**	(618)	25
Dividends	**(26,875)**	(24,729)	(20,301)
Share-based compensation	**749**	236	180
Other	**775**	-	-
Transfer of subsidiary shares purchased	**(14,764)**	(49)	(142)
Noncontrolling interest, end of year	**223,308**	197,774	192,777
Total equity	**$1,104,024**	$942,645	$892,170

(See accompanying notes to consolidated financial statements.)

INTERPARFUMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Years ended December, 31	2025	2024	2023
Cash flows from operating activities:			
Net income	**$208,145**	$203,433	$187,776
Adjustments to reconcile net income to net cash			
provided by operating activities:			
Depreciation and amortization including impairment loss	**25,302**	28,358	17,331
Provision for doubtful accounts	**1,770**	618	(1,734)
Noncash stock compensation	**1,568**	2,379	2,525
Share of income of equity investment	**(939)**	(460)	(317)
Noncash lease expense	**6,667**	6,271	5,448
Gain on debt extinguishment	**(7,599)**	-	-
Deferred tax benefit - As Revised, See Note 1	**1,673**	(2,084)	(1,713)
Change in fair value of derivatives	**(963)**	93	(301)
Changes in:			
Accounts receivable	**(22,099)**	(41,281)	(36,843)
Inventories	**55,166**	(17,203)	(73,700)
Other assets - As Revised, See Note 1	**3,208**	4,156	10,594
Operating lease liabilities	**(6,990)**	(6,128)	(5,290)
Accounts payable and accrued expenses	**(32,040)**	4,868	3,064
Income taxes, net	**(17,969)**	4,622	(1,066)
Net cash provided by operating activities	**214,900**	187,642	105,774
Cash flows from investing activities:			
Purchases of short-term investments	**(162,150)**	(206,222)	(221,111)
Proceeds from sale of short-term investments	**149,204**	183,742	281,741
Purchase of property, equipment and leasehold improvements	**(24,414)**	(4,740)	(6,465)
Payment for intangible assets acquired	**(23,786)**	(17,612)	(46,903)
Net cash (used in) provided by investing activities	**(61,146)**	(44,832)	7,262
Cash flows from financing activities:			
Proceeds from loans payable, bank	**–**	4,330	4,325
Proceeds from issuance of long-term debt	**56,500**	43,296	-
Repayment of long-term debt	**(50,320)**	(34,689)	(28,800)
Proceeds from exercise of options	**7,579**	7,049	8,025
Purchase of subsidiary shares from noncontrolling interests	**(1,548)**	-	(1,027)
Dividends paid	**(102,721)**	(96,026)	(80,047)
Dividends paid to noncontrolling interests	**(26,875)**	(24,729)	(20,301)
Purchase of treasury stock	**(13,870)**	-	(15,389)
Net cash used in financing activities	**(131,255)**	(100,769)	(133,214)
Effect of exchange rate changes on cash	**10,159**	(5,070)	3,927
Net increase (decrease) in cash and cash equivalents	**32,658**	36,971	(16,251)
Cash and cash equivalents – beginning of year	**125,433**	88,462	104,713
Cash and cash equivalents – end of year	**$158,091**	$125,433	$88,462
Supplemental disclosures of cash flow information:			
Cash paid for:			
Interest	**$6,688**	$7,495	$5,823
Income taxes	**77,711**	63,197	60,990

(See accompanying notes to consolidated financial statements.)

(in thousands except share and per share data) 100

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) The Company and its Significant Accounting Policies

Business of the Company

Interparfums, Inc. and its subsidiaries (the "Company") are in the fragrance business and manufacture, market and distribute a wide array of prestige fragrances and fragrance related products.

Substantially all of our prestige fragrance brands are licensed from unaffiliated third parties, and our business is dependent upon the continuation and renewal of such licenses. With respect to the Company's largest brands, we license the Jimmy Choo, Coach, Montblanc, GUESS, Lacoste, Donna Karan/DKNY, and Ferragamo brand names. As a percentage of net sales, product sales for the Company's largest brands were as follows:

Year Ended December 31,	2025	2024	2023
Jimmy Choo	**17%**	17%	17%
Coach	**15%**	14%	15%
Montblanc	**15%**	15%	17%
GUESS	**12%**	12%	12%
Lacoste	**7%**	6%	-
Donna Karan/DKNY	**7%**	7%	7%
Ferragamo	**4%**	5%	5%

Basis of Preparation

The consolidated financial statements include the accounts of the Company and its subsidiaries, including 72% owned Interparfums SA, a subsidiary whose stock is publicly traded in France. All material intercompany balances and transactions have been eliminated.

Management Estimates

Management makes assumptions and estimates to prepare financial statements in conformity with accounting principles generally accepted in the United States of America. Those assumptions and estimates directly affect the amounts reported and disclosures included in the consolidated financial statements. Actual results could differ from those assumptions and estimates. Significant estimates for which changes in the near term are considered reasonably possible and that may have a material impact on the financial statements are disclosed in these notes to the consolidated financial statements.

Foreign Currency Translation

For foreign subsidiaries with operations denominated in a foreign currency, assets and liabilities are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Gains and losses from translation adjustments are accumulated in a separate component of shareholders' equity.

Cash and Cash Equivalents and Short-Term Investments

All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents. The Company also has short-term investments which consist of certificates of deposit with maturities greater than three months, marketable equity securities and other contracts. The Company monitors concentrations of credit risk associated with financial institutions with which the Company conducts significant business. The Company believes its credit risk is minimal, as the Company primarily conducts business with large, well-established financial institutions. Substantially all cash and cash equivalents are primarily held at financial institutions outside the United States and are readily convertible into U.S. dollars.

Accounts Receivable

Accounts receivable represent payments due to the Company for previously recognized net sales, reduced by allowances for doubtful accounts or balances which are estimated to be uncollectible, which aggregated $3.2 million and $2.4 million as of December 31, 2025, and 2024, respectively. Accounts receivable balances are written-off against the allowance for doubtful accounts when they become uncollectible. Recoveries of accounts receivable previously recorded against the allowance are recorded in the consolidated statement of income when received. We generally grant credit based upon our analysis of the customer's financial position, as well as previously established buying patterns.

Inventories

Inventories, including promotional merchandise, only include inventory considered saleable or usable in future periods, and are stated at the lower of cost and net realizable value, with cost being determined on the first-in, first-out method. Cost components include raw materials, direct labor and overhead (e.g., indirect labor, utilities, depreciation,

purchasing, receiving, inspection and warehousing) as well as inbound freight. Promotional merchandise is charged to cost of sales at the time the merchandise is shipped to the Company's customers.

Derivatives

All derivative instruments are recorded as either assets or liabilities and measured at fair value. The Company uses derivative instruments to principally manage a variety of market risks. For derivatives designated as hedges of the exposure to changes in fair value of the recognized asset or liability or a firm commitment (referred to as fair value hedges), the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The effect of that accounting is to include in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value. For cash flow hedges, the effective portion of the derivative's gain or loss is initially reported in equity (as a component of accumulated other comprehensive income) and is subsequently reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The ineffective portion of the gain or loss of a cash flow hedge is reported in earnings immediately. The Company also holds certain instruments for economic purposes that are not designated for hedge accounting treatment. For these derivative instruments, changes in their fair value are recorded in earnings immediately.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives for furniture and equipment, which range between three and fifteen years. Depreciation on buildings and leasehold improvements is calculated using the straight-line method over the shorter of the lease term or estimated useful asset lives, which range between seven and fifty years. Depreciation provided on equipment used to produce inventory, such as tools and molds, is included in cost of sales.

Long-Lived Assets

Indefinite-lived intangible assets principally consist of trademarks which are not amortized. The Company evaluates indefinite-lived intangible assets for impairment at least annually during the fourth quarter, or more frequently when events occur or circumstances change, such as an unexpected decline in sales, that would more-likely-than-not indicate that the carrying value of an indefinite-lived intangible asset may not be recoverable. When testing indefinite-lived intangible assets for impairment, the evaluation requires a comparison of the estimated fair value of the asset to the carrying value of the asset. The fair values used in our evaluations are estimated based upon discounted future cash flow projections using a weighted average cost of capital of 8.34% and 9.47% in 2025 and 2024, respectively. The cash flow projections are based upon a number of assumptions, including future sales levels, future cost of goods and operating expense levels, as well as economic conditions, changes to our business model or changes in consumer acceptance of our products which are more subjective in nature. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, an impairment charge is recorded.

Intangible assets subject to amortization principally consist of licenses and are amortized on a straight-line basis over the shorter of the license term or estimated economic life, ranging from three to thirty-eight years. Intangible assets subject to amortization are evaluated for impairment testing whenever events or changes in circumstances indicate that the carrying amount of an amortizable intangible asset may not be recoverable. If impairment indicators exist for an amortizable intangible asset, the undiscounted future cash flows associated with the expected service potential of the asset are compared to the carrying value of the asset. If our projection of undiscounted future cash flows is in excess of the carrying value of the intangible asset, no impairment charge is recorded. If our projection of undiscounted future cash flows is less than the carrying value of the intangible asset, an impairment charge would be recorded to reduce the intangible asset to its fair value.

Revenue Recognition

The Company sells its products to department stores, perfumeries, specialty stores and domestic and international wholesalers and distributors. Our revenue contracts represent single performance obligations to sell our products to customers. Sales of such products by our domestic subsidiaries are denominated in U.S. dollars, and sales of such products by our foreign subsidiaries are primarily denominated in either euro or U.S. dollars. Our product revenue is recognized at a point in time when control of the promised goods is transferred to customers based on agreed upon shipping terms, which usually occurs upon

(in thousands except share and per share data) 102

shipment. Revenue is recognized in an amount that reflects the consideration that we expect to receive in exchange for those goods. Net sales are comprised of gross revenues less incentives to customers such as returns, trade discounts and allowances, which give rise to variable consideration. The Company does not bill its customers for freight and handling charges. The Company grants credit to all qualified customers and does not believe it is exposed significantly to any undue concentration of credit risk. Macy's, our top retail customer, accounted for approximately 10% of net sales in 2025 and 12% of net sales in 2024 and 2023 respectively.

Sales Returns

Generally, the Company does not permit customers to return their unsold products. However, for U.S. based customers, we allow returns if properly requested, authorized and approved. The Company regularly reviews and revises, as deemed necessary, its estimate of reserves for future sales returns based primarily upon historic trends and relevant current data including information provided by retailers regarding their inventory levels. In addition, as necessary, specific accruals may be established for significant future known or anticipated events. The types of known or anticipated events that we consider include, but are not limited to, the financial condition of our customers, store closings by retailers, changes in the retail environment and our decision to continue to support new and existing products. The Company records its estimate of potential sales returns as a reduction of sales and cost of sales with corresponding entries to accrued expenses, to record the refund liability, and inventory, for the right to recover goods from the customer. The refund liability associated with estimated returns was $12.2 million and $10.8 million at December 31, 2025 and 2024, respectively, and the amounts recognized for the rights to recover products was $4.7 million and $4.1 million at December 31, 2025 and 2024, respectively. The physical condition and marketability of returned products are the major factors we consider in estimating realizable value. Actual returns, as well as estimated realizable values of returned products, may differ significantly, either favorably or unfavorably, from our estimates, if factors such as economic conditions, inventory levels or competitive conditions differ from our expectations.

Payments to Customers

The Company records revenues generated from purchase with purchase and gift with purchase promotions as sales and the costs of its purchase with purchase and gift with purchase promotions as cost of sales. Certain other incentive arrangements require the payment of a fee to customers based on their attainment of pre-established sales levels. These fees have been recorded as a reduction of net sales.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred and recorded as a component of cost of goods sold (in the case of free goods given to customers) or selling, general and administrative expenses. Advertising and promotional costs included in selling, general and administrative expenses were $294.7 million, $280.5 million and $261.3 million for 2025, 2024 and 2023, respectively. Costs relating to purchase with purchase and gift with purchase promotions that are reflected in cost of sales aggregated $54.6 million, $61.5 million and $52.3 million in 2025, 2024 and 2023, respectively.

Package Development Costs

Package development costs associated with new products and redesigns of existing product packaging are expensed as incurred.

Operating Leases

The Company leases its offices and warehouses, vehicles, and certain office equipment, substantially all of which are classified as operating leases. The Company currently has no material financing leases. The Company determines if an arrangement is a lease at inception. Operating lease assets and obligations are recognized at the lease commencement date based on the present value of lease payments over the lease term.

License Agreements

The Company's license agreements generally provide the Company with worldwide rights to manufacture, market and sell prestige fragrances and fragrance related products using the licensors' trademarks. The licenses typically have an initial term of approximately 5 to 15 years and are potentially renewable subject to the Company's compliance with the license agreement provisions. The remaining terms, excluding potential renewal periods, range from approximately 1 to 23 years. Under each license, the Company is required to pay royalties in the range of 6% to 11% to the licensor, at least annually, based on net sales to third parties.

In certain cases, the Company may pay an entry fee to acquire, or enter into, a license where the licensor or another licensee was operating a pre-existing fragrance business. In

those cases, the entry fee is capitalized as an intangible asset and amortized over its useful life.

Most license agreements require minimum royalty payments, incremental royalties based on net sales levels and minimum spending on advertising and promotional activities. Royalty expenses are accrued in the period in which net sales are recognized while advertising and promotional expenses are accrued at the time these costs are incurred.

In addition, the Company is exposed to certain concentration risk. Most of our prestige fragrance brands are licensed from unaffiliated third parties, and our business is dependent upon the continuation and renewal of such licenses.

Income Taxes

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in its financial statements or tax returns. The net deferred tax assets assume sufficient future earnings for their realization, as well as the continued application of currently enacted tax rates. Included in net deferred tax assets is a valuation allowance for deferred tax assets, where management believes it is more-likely-than-not that the deferred tax assets will not be realized in the relevant jurisdiction. If the Company determines that a deferred tax asset will not be realizable, an adjustment to the deferred tax asset will result in a reduction of net earnings at that time. Accrued interest and penalties are included within the related tax asset or liability in the accompanying consolidated financial statements.

Issuance of Common Stock by Consolidated Subsidiary

The difference between the Company's share of the proceeds received by the subsidiary and the carrying amount of the portion of the Company's investment deemed sold, is reflected as an equity adjustment in the consolidated balance sheets.

Treasury Stock

The Board of Directors has authorized share repurchases of the Company's common stock (Share Repurchase Authorizations). Share repurchases under Share Repurchase Authorizations are made through open market transactions, negotiated purchase or otherwise, at times and in such amounts within the parameters authorized by the Board. Shares repurchased under Share Repurchase Authorizations are held in treasury for general corporate purposes, including issuances under various employee stock option plans. Treasury shares are accounted for under the cost method and reported as a reduction of equity. Share Repurchase Authorizations may be suspended, limited or terminated at any time without notice.

Recently Adopted Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. ***2023-09,*** Income Taxes (Topic ***740***): Improvements to Income Tax Disclosures. The ASU includes amendments requiring enhanced income tax disclosures, primarily related to standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted and shall be applied on a prospective basis with the option to apply retrospectively. The Company adopted the ASU as of December 31, 2025 and applied its provisions prospectively (See Note 15).

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, which clarified the effective date of ASU 2024-04. The ASU requires, among other things, more detailed disclosures about types of expenses in commonly presented expense captions such as cost of sales and selling, general and administrative expenses and is intended to improve the disclosures about an entity's expenses including purchases of inventory, employee compensation, depreciation and intangible asset amortization. ASU 2024-03 will also require the Company to disclose both the amount and the Company's definition of selling expenses. The guidance, as clarified by ASU 2025-01, is effective for fiscal years beginning after December 15, 2026, and interim periods for fiscal years beginning after December 15, 2027, on a prospective or retrospective basis. Early adoption is permitted. We are currently evaluating the impact of adopting this ASU on our disclosures.

In November 2025, the FASB issued ASU 2025 09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements. The guidance makes targeted amendments to the hedge accounting model to better align the accounting with an entity's risk management activities and to clarify the application of certain

hedge accounting requirements. The amendments are effective for the Company for fiscal years beginning after December 15, 2026, including interim periods, with early adoption permitted. The Company is currently evaluating the impact of adopting this guidance on its hedge accounting policies and disclosures; however, the Company does not expect adoption to have a material impact on its consolidated financial position, results of operations, or cash flows.

There are no other recent accounting pronouncements issued but not yet adopted that would have a material effect on our consolidated financial statements.

Reclassifications

Certain prior year amounts in the accompanying notes to consolidated financial statements have been reclassified to conform with current period presentation.

Correction of Immaterial Misstatements in Prior Period Financial Statements

During the year ended December 31, 2025, management identified a misclassification in the presentation of deferred tax asset within the Consolidated Balance Sheet and Consolidated Statement of Cash Flows in the Company's previously issued consolidated financial statements for the year ended December 31, 2024 and 2023. Specifically, certain amounts previously presented in Deferred tax asset should have been presented in Other current assets as prepaid tax.

The Company evaluated the misclassification under ASC 250, Accounting Changes and Error Corrections, and considered both quantitative and qualitative factors in assessing materiality, including the guidance in Staff Accounting Bulletin ("SAB") No. 99, Materiality, and SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. Management concluded that misclassification was not material to any of the Company's previously issued consolidated financial statements for the affected periods. However, management further concluded that revising the affected prior-period presentation in the current period is appropriate to ensure comparability.

As a result, the Company has revised the Consolidated Balance Sheet as of December 31, 2024 and the Consolidated Statement of Cash Flows for the periods ended December 31, 2024 and 2023 presented in this Annual Report on Form 10-K for the year ended December 31, 2025. The revision impacted only the presentation within the consolidated financial statements and did not impact the Company's previously reported net income, income from operations, total operating, investing, or financing cash flows, total assets, total liabilities, or stockholders' equity for the period presented.

The following table presents a summary of the effect of correcting this error on the Company's previously issued financial statements:

Consolidated Balance Sheet

(In thousands) For the Year Ended December 31, 2024	As previously reported	Adjustment	As revised
Other current assets	27,035	11,569	38,604
Total current assets	914,832	11,569	926,401
Deferred tax assets	17,034	(11,569)	5,465

The Company revised the Statement of Cash Flows for the years ended December 31, 2024 and 2023 to reflect the reduction in adjustments to reconcile net income for Deferred tax benefit and the reduction of cash inflows related to Other assets in the amounts of $1.3 million, respectively. The revisions did not impact the total cash flows or total net cash provided by operating activities for either period.

Amounts within Note 15 - Income Taxes were also revised to correct the previously presented Effect of inventory profit elimination and net deferred tax assets for the year ended December 31, 2024.

(2) Recent Agreements

Nautica

In January 2026, we entered into a 20-year license agreement for Nautica brand fragrances and fragrance related products, a subsidiary of the Authentic Brands Group. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry.

David Beckham

In January 2026, we entered into a 20-year license agreement for David Beckham brand fragrances and fragrance related products, a subsidiary of the Authentic Brands Group. This license will become effective on the earlier of April 1, 2028 or the termination of the existing license agreement. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry.

GUESS

In 2018, GUESS?, Inc. and the Company signed an exclusive worldwide license agreement for the creation, the manufacturing and the distribution of fragrances under the GUESS brand until December 31, 2033. In December 2025, the license agreement was renewed for an additional 15 years, extending the license through December 31, 2048.

Longchamp

In July 2025, we announced that our 72% owned French subsidiary, Interparfums SA, signed an exclusive license agreement with Longchamp, a Parisian Maison, through December 31, 2036. Interparfums SA will be responsible for the creation, development, production and distribution of fragrance lines in Longchamp-brand points of sale and selective distribution channels. The first launch is expected in 2027. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry.

Annick Goutal

In March 2025, we announced that our 72% owned French subsidiary, Interparfums SA, acquired all intellectual property rights relating to Annick Goutal Paris held by Amorepacific Europe. Amorepacific Europe operated the Annick Goutal brand under an existing license agreement that expired on December 31, 2025, and Interparfums SA began commercial use of the fragrance brand on January 1, 2026.

Coach

In 2015, Coach and Interparfums SA signed an exclusive worldwide license agreement for the creation, the manufacturing and the distribution of fragrances under the Coach brand until June 30, 2026. In March 2025, the license agreement was renewed for an additional 5-year term, extending the license through June 30, 2031.

Abercrombie & Fitch and Hollister

In March 2025, we expanded our Fierce distribution agreement, which now allows for global distribution of the iconic *Fierce* fragrance line that either party may terminate on two years' notice. Furthermore, our existing Abercrombie & Fitch and Hollister fragrance license agreement will expire on March 14, 2028. The goal of the updated Fierce distribution agreement is to drive, over time, more consistency between the products that are carried in the Abercrombie & Fitch stores and unaffiliated retailers.

Off-White

In December 2024, we announced that our 72% owned French subsidiary, Interparfums SA, signed for all Off-White brand names and registered trademarks for Class 3 fragrance and cosmetic products, subject to an existing license that expires on December 31, 2025, when Interparfums SA will begin commercial use of the fragrance brand.

Van Cleef & Arpels

In 2006, Van Cleef & Arpels and Interparfums SA signed a 12-year worldwide license agreement to manufacture and distribute perfumes and related products under the Van Cleef & Arpels brand name, which was subsequently extended for a further six years until December 31, 2024. In December 2024, the license agreement was renewed for an additional 9-year term, through December 31, 2033.

Roberto Cavalli

In July 2023, we closed a transaction agreement with Roberto Cavalli, whereby an exclusive and worldwide license was granted for the production and distribution of Roberto Cavalli brand perfumes and fragrance related products. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry. The license became effective in July 2023 and will last for 6.5 years. We began shipping Roberto Cavalli perfumes and fragrance related products in February 2024.

Lacoste

In December 2022, we closed a transaction agreement with Lacoste, whereby an exclusive and worldwide license was granted for the production and distribution of Lacoste brand perfumes and cosmetics. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry. The license became effective in January 2024 and will last for 15 years. We began shipping Lacoste fragrances in January 2024.

(in thousands except share and per share data) 106

Dunhill

The Dunhill fragrance license expired on September 30, 2023 and was not renewed. The Company had a twelve-month sell-off period during which it maintained the right to sell-off remaining Dunhill fragrance inventory, which is customary in the fragrance industry. As of September 30, 2024, all finished goods and components were sold and we no longer carry any inventory related to Dunhill.

Rochas Fashion

As a result of operational challenges faced by the Rochas Fashion business we took a $2.4 million impairment charge on our Rochas fashion trademark in the first quarter of 2021 and a $6.8 million impairment charge in the fourth quarter of 2022 after an independent expert concluded that the valuation of the trademark was $11.2 million. In 2023, the Rochas teams underwent a strategic shift to take over their own brand operations, exiting contracts with manufacturers and distributors to make this new structure operational beginning in 2024. In the fourth quarter of 2024, we again took a $4.0 million impairment charge on the Rochas fashion trademark after management reviewed and agreed with an independent expert's conclusion that the valuation of the trademark was $7.2 million. There were no impairment charges taken in 2025 or 2023.

(3) Inventories

Inventories consist of the following:

Years Ended December 31,	2025	2024
Raw materials and component parts	**$129,706**	$137,572
Finished goods	**221,671**	234,348
	$351,377	$371,920

Overhead included in inventory aggregated $6.5 million and $6.1 million as of December 31, 2025 and 2024, respectively. Included in inventories is an inventory reserve, which represents the difference between the cost of the inventory and its estimated net realizable value, based upon sales forecasts and the physical condition of the inventories. In addition, and as necessary, specific reserves for future known or anticipated events may be established. Inventory reserves aggregated $24.9 million and $18.4 million as of December 31, 2025 and 2024, respectively.

(4) Fair Value of Financial Instruments

The following tables present our financial assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2025

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Short-term investments	**$137,093**	**$3,801**	**$133,292**	**$–**
Interest rate swaps	**1,597**	**–**	**1,597**	**–**
Foreign currency forward exchange contracts not accounted for using hedge accounting	**498**	**–**	**498**	**–**
Foreign currency forward exchange contracts accounted for using hedge accounting	**169**	**–**	**169**	**–**
Total Assets	**$139,357**	**$3,801**	**$135,556**	**$–**

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2024

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Short-term investments	$109,311	$7,703	$101,608	$-
Interest rate swaps	1,967	-	1,967	-
Total Assets	$111,278	$7,703	$103,575	$-
Liabilities				
Foreign currency forward exchange contracts not accounted for using hedge accounting	445	-	445	-
Foreign currency forward exchange contracts accounted for using hedge accounting	1,435	-	1,435	-
Total Liabilities	$1,880	$-	$1,880	$-

The carrying amount of cash and cash equivalents including money market funds, short-term investments including marketable equity securities, accounts receivable, other receivables, accounts payable and accrued expenses approximates fair value due to the short terms to maturity of these instruments. The carrying amount of loans payable approximates fair value as the interest rates on the Company's indebtedness approximate current market rates. The fair value of the Company's long-term debt was estimated based on the current rates offered to companies for debt with the same remaining maturities and is approximately equal to its carrying value.

Foreign currency forward exchange contracts are valued based on quotations from financial institutions and the value of interest rate swaps is the discounted net present value of the swaps using third party quotes from financial institutions.

(5) Derivative Financial Instruments

The Company enters into foreign currency forward exchange contracts to hedge exposure related to receivables denominated in a foreign currency and occasionally to manage risks related to future sales expected to be denominated in a foreign currency. Before entering into a derivative transaction for hedging purposes, it is determined that a high degree of initial effectiveness exists between the change in value of the hedged item and the change in the value of the derivative instrument from movement in exchange rates. High effectiveness means that the change in the cash flows of the derivative instrument will effectively offset the change in the cash flows of the hedged item. The effectiveness of each hedged item is measured throughout the hedged period and is based on the dollar offset methodology and excludes the portion of the fair value of the foreign currency forward exchange contract attributable to the change in spot-forward difference which is reported in current period earnings. Any hedge ineffectiveness is also recognized as a gain or loss on foreign currency in the income statement. For hedge contracts that are no longer deemed highly effective, hedge accounting is discontinued, and gains and losses accumulated in other comprehensive income are reclassified to earnings. If it is probable that the forecasted transaction will no longer occur, then any gains or losses accumulated in other comprehensive income are reclassified to current-period earnings.

In December 2022, to finance the acquisition of the Lacoste trademark, the Company entered into a €50 million (approximately $58.8 million) 4-year term loan with a variable interest rate. This variable rate debt was swapped for variable interest rate debt with a maximum rate of 2% per annum. This swap is a hedged derivative instrument and is therefore recorded at fair value and changes in fair value are reflected in other comprehensive income.

In connection with the April 2021 acquisition of the office building complex in Paris, €120 million (approximately $141.0 million) of the purchase price was financed through a 10-year term loan. The Company entered into interest rate swap contracts related to €80 million of the loan, effectively exchanging the variable interest rate to a fixed rate of approximately 1.1%. This derivative instrument is recorded at fair value and changes in fair value are reflected in the accompanying consolidated statements of income.

Gains and losses in derivatives designated as hedges are accumulated in other comprehensive income (loss) and gains and losses in derivatives not designated as hedges are included in (gain) loss on foreign currency on the accompanying income

(in thousands except share and per share data) 108

statements. Such gains and losses were immaterial in each of the years in the three-year period ended December 31, 2025.

All derivative instruments are reported as either assets or liabilities on the consolidated balance sheet measured at fair value. The valuation of interest rate swaps is included in long-term debt on the accompanying consolidated balance sheets. The valuation of foreign currency forward exchange contracts at December 31, 2025 and December 31, 2024, resulted in an asset and is included in other current assets on the accompanying consolidated balance sheets.

At December 31, 2025, the Company had foreign currency contracts in the form of forward exchange contracts with notional amounts of approximately U.S. $64 million which all have maturities of less than one year.

(6) Property, Equipment and Leasehold Improvements

Years Ended December 31,	2025	2024
Land and Building		
(construction in progress)	**$161,081**	$147,786
Equipment	**92,315**	59,800
Leasehold Improvements	**10,462**	8,456
	$263,858	$216,042
Less accumulated depreciation	**78,967**	62,269
	$184,891	153,773

Depreciation expense was $10.9 million, $10.4 million and $9.8 million in 2025, 2024, and 2023, respectively.

Land and building includes construction in progress in the amount $25.2 million and $10.5 million at December 31, 2025 and 2024, respectively.

(7) Trademarks, Licenses and Other Intangible Assets

2025	Gross Amount	Accumulated Amortization	Net Book Value
Trademarks			
(indefinite lives)	**$153,502**	**$–**	**$153,502**
Trademarks			
(finite lives)	**46,068**	**678**	**45,390**
Licenses			
(finite lives)	**224,001**	**100,918**	**123,083**
Other intangible assets			
(finite lives)	**24,062**	**20,852**	**3,210**
Subtotal	**294,131**	**122,448**	**171,683**
Total	**$447,633**	**$122,448**	**$325,185**

2024	Gross Amount	Accumulated Amortization	Net Book Value
Trademarks			
(indefinite lives)	$116,187	$-	$116,187
Trademarks			
(finite lives)	40,732	599	40,133
Licenses			
(finite lives)	202,852	79,800	123,052
Other intangible assets			
(finite lives)	20,238	17,126	3,112
Subtotal	263,822	97,525	166,297
Total	$380,009	$97,525	$282,484

Amortization expense was $14.4 million, $13.6 million and $7.5 million in 2025, 2024 and 2023, respectively. Amortization expense is expected to approximate $12.2 million in 2026, $12.0 million in 2027, $11.3 million in 2028, $10.8 million in 2029, and $10.4 million in 2030. The weighted average amortization period for trademarks, licenses and other intangible assets with finite lives are 18 years, 15.5 years and 2.5 years, respectively, and 14.8 years on average.

During the year ended December 31, 2025, the majority of the change in gross amount of trademarks with indefinite lives was related to the acquisition of all intellectual property rights of Annick Goutal Paris in March 2025.

The Company reviews intangible assets with indefinite lives for impairment annually in the fourth quarter or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. There was an impairment charge for trademarks with indefinite useful lives of $4.0 million in 2024, relating to our Rochas fashion business. There were no impairment charges for trademarks with indefinite useful lives in 2025 and 2023. The fair values used in our evaluations are estimated based upon discounted future cash flow projections using a weighted average cost of capital of 8.34%, 9.47%, and 10.39% as of December 31, 2025, 2024 and 2023, respectively. The cash flow projections are based upon a number of assumptions, including future sales levels and future cost of goods and operating expense levels, as well as economic conditions, changes to our business model or changes in consumer acceptance of our products which are more subjective in nature. The Company believes that the assumptions it has made in projecting future cash flows for the evaluations described above are reasonable and currently no other impairment indicators exist for our indefinite-lived assets. However, if future actual results do not meet our expectations, the Company may be required to record an impairment charge, the amount of which could be material to our results of operations.

The cost of trademarks, licenses and other intangible assets with finite lives is being amortized by the straight-line method over the term of the respective license or the intangible assets estimated useful life which range from three to thirty years. If the residual value of a finite life intangible asset exceeds its carrying value, then the asset is not amortized. The Company reviews intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Trademarks (finite lives) primarily represent Lanvin brand names and trademarks. In connection with their purchase, Lanvin was granted the right to repurchase the brand names and trademarks on July 1, 2027 for €70 million (approximately $82.3 million), representing the residual value, in accordance with an amendment signed in 2021. Because the residual value of the intangible asset exceeds its carrying value, the asset is not being amortized.

(8) Accrued Expenses

Accrued expenses consist of the following:

Years Ended December 31,	2025	2024
Advertising liabilities	**$71,463**	$66,248
Salary (including bonus and related taxes)	**27,387**	26,743
Royalties	**29,343**	27,206
Due vendors (not yet invoiced)	**34,108**	24,027
Retirement reserves	**5,973**	5,012
Refund (return) liability	**12,166**	10,826
Other	**9,182**	12,696
	$189,622	$172,758

(9) Loans Payable – Banks

In May 2025, the Company and its domestic subsidiaries entered into a €30 million senior unsecured revolving credit facility, which bears interest at the Euribor plus a margin of 1.65%. The line of credit which has a maturity date of April 18, 2026, is expected to be renewed on an annual basis. The company took out an advance on this line of credit in May 2025 of €30 million and repaid the amount in full in September 2025. The interest on this borrowing was 3.52%.

The Company and its domestic subsidiaries have available a $25 million unsecured revolving line of credit due on demand, which bears interest at the Secured Overnight Financing Rate ("SOFR") plus 1.75% (the SOFR was 3.87% as of December 31, 2025). The line of credit which has a maturity date of April 30, 2026, is expected to be renewed on an annual basis.

The Company and its domestic subsidiaries have available a $20 million unsecured revolving line of credit due on demand, which bears interest at the SOFR plus a margin (the SOFR was 3.87% as of December 31, 2025). The line of credit, which has a maturity date of December 31, 2025, is expected to be renewed on an annual basis.

Borrowings outstanding pursuant to all lines of credit were zero as of December 31, 2025 and 2024.

The Company's foreign subsidiaries have available credit lines totaling approximately $9.4 million (€8 million) provided by a consortium of international financial institutions. These credit lines bear interest at the three-month Euribor rate plus 1.65% (Three-Month Euribor was 2.03% at December 31, 2025). Borrowings outstanding pursuant to lines of credit were $9.4 million and $8.3 million as of December 31, 2025 and 2024.

The weighted average interest rate on these short-term borrowings was 5.2% as of December 31, 2025 and 2024.

(in thousands except share and per share data)

(10) Long-term Debt

Long-term debt consists of the following:

Years Ended December 31	2025	2024
$35.3 million (€30 million) payable in 72 monthly installments of approximately $0.5 million each beginning in June 2025, bearing interest at one-month Euribor plus 0.88%	**$31,819**	$-
$23.5 million (€20 million) payable in 72 monthly installments of approximately $0.3 million each beginning in June 2025, bearing interest at 3.0% per annum	**21,401**	-
$47.0 million (€40 million) payable in 36 monthly installments of approximately $1.3 million each beginning in August 2024, bearing interest at 4.03% per annum	**25,525**	36,087
$58.8 million (€50 million) payable in 48 equal monthly installments of $1.2 million beginning in December 2022, bearing interest at one-month Euribor plus 0.825%	**13,463**	25,052
$141.0 million (€120 million) payable in 120 equal monthly installments of $1.2 million beginning in April 2021, bearing interest at one-month Euribor plus 0.75%	**73,731**	77,481
$15.0 million payable in 14 equal annual installments of $1.1 million beginning in January 2020 including interest imputed at 4.1% per annum	**–**	8,416
$17.6 million payable (€15 million) in 10 equal annual installments of $1.8 million beginning in October 2021 including interest imputed at 2.0% per annum	**10,089**	10,305
	176,028	157,341
Less current maturities	**54,774**	41,607
Total	**$121,254**	$115,734

In December 2025, the Company entered into an amendment with a Licensor that released the Company from its obligations to make further installment payments on the $15.0 million payable. A gain of $7.6 million was recorded within Other income on the consolidated statement of income related to this debt extinguishment.

In June 2025, the Company entered into a $35.3 million (€30 million) three-year loan agreement. The loan agreement bears interest at a variable rate of one-month Euribor plus a margin of 0.88%.

In June 2025, the Company entered into a $23.5 million (€20 million) three-year loan agreement. The loan agreement bears interest at 3.0% per annum.

In July 2024, the Company entered into a $47.0 million (€40 million) three-year loan agreement. The loan agreement bears interest at 4.03% per annum.

In December 2022, to finance Interparfums SA's acquisition of the Lacoste trademark, the Company entered into a $58.8 million (€50 million) four-year loan agreement. The loan agreement bears interest at one-month Euribor rates plus a margin of 0.825%. This variable rate debt was swapped for variable interest rate debt with a maximum rate of 2% per annum. The swap is a derivative instrument and is therefore recorded at fair value and changes in fair value are reflected in the accompanying consolidated statements of income.

In April 2021, to finance the acquisition of Interparfums SA's corporate headquarters, the Company entered into a $141.0 million (€120 million) ten-year credit agreement. Approximately $94 million (€80.0 million) of the variable rate debt was swapped for variable interest rate debt with maximum rate of 2% per annum. The swap is a derivative instrument and is therefore recorded at fair value and changes in fair value are reflected in the accompanying consolidated statements of income.

Maturities of long-term debt subsequent to December 31, 2025 are approximately $54.8 million in 2026, $35.1 million in 2027, $25.6 million in 2028, $25.7 million in 2029, $24.4 million in 2030, and $10.5 million thereafter through 2033.

(11) Commitments

Leases

The Company leases offices, warehouses and vehicles, substantially all of which are classified as operating leases. The Company currently has no material financing leases. The Company determines if an arrangement is a lease at inception. Operating lease assets and obligations are recognized at the lease commencement date based on the present value of lease payments over the lease term.

In determining lease asset value, the Company considers fixed or variable payment terms, prepayments, incentives, and options to extend or terminate, depending on the lease. Renewal, termination or purchase options affect the lease term used for determining lease asset value only if the option is reasonably certain to be exercised. The Company generally uses its incremental borrowing rate based on information available at the lease commencement date for the location in which the lease is held in determining the present value of lease payments.

As of December 31, 2025, the weighted average remaining lease term was 3.5 years and the weighted average discount rate used to determine the operating lease liability was 3.2%. Rental expense related to operating leases was $7.1 million, $6.5 million, and $5.8 million for the years ended December 31, 2025, 2024 and 2023, respectively. Operating lease payments included in operating cash flows totaled $7.0 million, $6.1 million, and $5.3 million in 2025, 2024, and 2023, respectively. Noncash additions to operating lease assets totaled $0.8 million, $2.5 million, and $4.8 million in 2025, 2024, and 2023, respectively.

Maturities of lease liabilities subsequent to December 30, 2025 are as follows:

(in thousands)	
2026	**$6,512**
2027	**6,392**
2028	**5,727**
2029	**3,700**
2030	**128**
Thereafter	**415**
	22,874
Less imputed interest (based on 3.2% weighted-average discount rate)	**(581)**
	$22,293

License Agreements

The Company is party to a number of licenses and other agreements for the use of trademarks and rights in connection with the manufacture and sale of its products expiring at various dates through 2038. In connection with certain of these license agreements, the Company is subject to minimum annual advertising commitments, minimum annual royalties and other commitments as follows:

(in thousands)	
2026	**$378,484**
2027	**355,078**
2028	**338,869**
2029	**320,429**
2030	**275,121**
Thereafter	**1,308,933**
	$2,976,914

Future advertising commitments are estimated based on planned future sales for the license terms that were in effect at December 31, 2025, without consideration for potential renewal

(in thousands except share and per share data)

periods. The above figures do not reflect the fact that our distributors share our advertising obligations. Royalty expense included in selling, general and administrative expenses, aggregated $121.7 million, $117.8 million and $103.8 million in 2025, 2024 and 2023, respectively, and represented 8.2%, 8.1% and 7.9% of net sales for the years ended December 31, 2025, 2024, and 2023, respectively.

(12) Equity

Share-Based Payments

The Company maintains a stock option program for key employees, executives and directors. The plans, all of which have been approved by shareholder vote, provide for the granting of both nonqualified and incentive options. Options granted under the plans typically have a six-year term and vest over a four to five-year period. The fair value of shares vested aggregated $0.8 million, $1.2 million and $1.2 million in 2025, 2024 and 2023, respectively. Compensation cost, net of estimated forfeitures, is recognized on a straight-line basis over the requisite service period for the entire award. Forfeitures are estimated based on historic trends. It is generally the Company's policy to issue new shares upon exercise of stock options.

The following table sets forth information with respect to nonvested options for 2025:

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested options – beginning of year	**118,650**	**$30.02**
Nonvested options granted	**50,500**	**$20.51**
Nonvested options vested or forfeited	**(37,550)**	**$28.40**
Nonvested options - end of year	**131,600**	**$26.83**

The effect of share-basedd payment expenses decreased income statement line items as follows:

Years Ended December 31,	2025	2024	2023
Income before income taxes	**$1,568**	$2,379	$2,525
Net Income attributable to Interparfums, Inc.	**1,071**	1,565	1,700
Diluted earnings per share attributable to Interparfums, Inc.	**0.03**	0.05	0.05

The following table summarizes stock option activity and related information for the years ended December 31, 2025, 2024 and 2023, respectively:

Years Ended December 31,	2025		2024		2023	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Shares under option - beginning of year	**248,430**	**$103.00**	308,970	$86.52	441,580	$67.30
Options granted	**50,500**	**84.64**	47,250	130.60	47,500	147.71
Options exercised	**(102,240)**	**74.13**	(105,510)	66.83	(154,220)	52.04
Options forfeited	**(9,640)**	**125.23**	(2,280)	115.59	(25,890)	76.32
Shares under option- end of year	**$187,050**	**$112.67**	248,430	$103.00	308,970	$86.52

At December 31, 2025, options for 410,380 shares were available for future grant under the plans. The aggregate intrinsic value of options outstanding is $0.1 million as of December 31, 2025 and unrecognized compensation cost related to stock options outstanding aggregated $3.3 million, which will be recognized over the next five years.

The weighted average fair values of options granted by Interparfums, Inc. during 2025, 2024 and 2023 were $20.51, $33.31 and $35.08 per share, respectively, on the date of grant using the Black-Scholes option pricing model to calculate the fair value.

The assumptions used in the Black-Scholes pricing model are set forth in the following table:

Years Ended December 31,	2025	2024	2023
Weighted average expected stock-price volatility	**31%**	30%	29%
Weighted average expected option life	**4.3 yrs**	4.4 yrs	4.0 yrs
Weighted average risk-free interest rate	**3.7%**	4.4%	3.8%
Weighted average dividend yield	**2.7%**	2.3%	2.0%

Expected volatility is estimated based on historic volatility of the Company's common stock. The expected term of the option is estimated based on historic data. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of the grant of the option and the dividend yield reflects the assumption that the dividend payout as authorized by the Board of Directors would maintain its current payout ratio as a percentage of earnings.

Proceeds, tax benefits and intrinsic value related to stock options exercised were as follows:

Years Ended December 31,	2025	2024	2023
Proceeds from stock options exercised	**$7,579**	$7,049	$8,025
Tax benefits	**$23**	$673	$1,150
Intrinsic value of stock options exercised	**$2,392**	$7,052	$11,578

The following table summarizes additional stock option information as of December 31, 2025:

Exercise Price	Options Outstanding	Options Outstanding Weighted Average Remaining Contractual Life	Options Exercisable
$62.18 – $69.11	**4,500**	**0.08 years**	**4,500**
$97.84	**44,300**	**1.99 years**	**24,900**
$147.71	**42,500**	**2.99 years**	**17,000**
$130.60	**45,250**	**4.00 years**	**9,050**
$84.64	**50,500**	**5.00 years**	**–**
Totals	**187,050**	**3.47 years**	**55,450**

As of December 31, 2025, the weighted average exercise price of options exercisable was $115.58 and the weighted average remaining contractual life of options exercisable is 2.5 years. The aggregate intrinsic value of options exercisable at December 31, 2025 is $0.1 million.

In March 2022, Interparfums SA, our 72% owned French subsidiary, approved a plan to grant an aggregate of 88,400 shares to all Interparfums SA employees and corporate officers having more than six months of employment at grant date, subject to certain corporate performance conditions. The corporate performance conditions were met and therefore in June 2025, 106,046 shares, adjusted for stock splits, were distributed.

(in thousands except share and per share data) 114

The fair value of the grant had been determined based on the quoted stock price of Interparfums SA shares as reported by the Euronext on the date of grant. The aggregate cost of the grant of approximately $4.2 million was recognized as compensation cost on a straight-line basis over the requisite three and a quarter year service period.

In order to avoid dilution of the Company's ownership of Interparfums SA, all shares distributed or to be distributed pursuant to this plan were pre-existing shares of Interparfums SA, purchased in the open market by Interparfums SA. As of December 31, 2025, the Company had acquired 106,046 shares at an aggregate cost of $4.5 million.

In December 2025, Interparfums SA, approved a new performance-based free share plan to grant an aggregate of 137,900 shares to all Interparfums SA employees and corporate officers who are employed as of the final vesting date of March 1, 2029, subject to certain corporate performance conditions. The fair value of the grant was determined based on the quoted stock price of Interparfums SA shares as reported by the Euronext on the date of the grant, adjusted for expected dividends over the vesting period and for performance conditions. Based on the expected retention rate and probability of achieving performance conditions, the total estimated expense for the plan is approximately $2.3 million (€2 million), recognized on a straight-line basis over the 3.25 year vesting period. In order to avoid dilution of the Company's ownership of Interparfums SA, all shares to be distributed pursuant to this plan will be pre-existing shares of Interparfums SA, purchased in the open market by Interparfums SA. As of December 31, 2025, the Company has not acquired any shares.

All share purchases and issuances have been classified as equity transactions on the accompanying consolidated balance sheet.

Treasury Stock

In December 2022 and continuing through 2023, our Board of Directors authorized a share repurchase program for our outstanding common stock up to 166,060 shares. In February 2024, our Board of Directors authorized the Company to continue repurchasing up to 130,000 shares throughout 2024 and in February 2025, our Board of Directors again authorized the company to continue repurchasing up to 130,000 shares throughout 2025, which was increased to 260,000 shares in April 2025.

During 2025, the Company repurchased 145,125 shares at a cost of $13.9 million and during 2023, the Company repurchased 116,860 shares at a cost of $15.4 million. No shares were repurchased during 2024. These shares are classified as treasury stock on the accompanying consolidated balance sheet.

During 2025, the cancellation of 1,093,950 of outstanding shares that were classified as treasury stock with $0 value was authorized by our Board of Directors on April 2, 2025 and by our shareholders at our 2025 Annual Meeting of Shareholders held on September 9, 2025. The shares were cancelled on September 18, 2025 when the Certificate of Amendment was filed in Delaware. As a result of the cancellation, these shares were removed from the number of treasury stock common shares as of December 31, 2025 on the accompanying consolidated balance sheet.

Dividends

In February 2023, our Board of Directors authorized an annual dividend to $2.50 per share and in February 2024, our Board of Directors increased the annual dividend to $3.00 per share. In February 2025, our Board of Directors further increased the annual dividend to $3.20 per share, and in 2026 our Board of Directors maintained the annual dividend at $3.20 per share. The next quarterly cash dividend of $0.80 per share is payable on March 31, 2026 to shareholders of record on March 16, 2026.

(13) Net Income Attributable to Interparfums, Inc. Common Shareholders

Net income attributable to Interparfums, Inc. per common share ("basic EPS") is computed by dividing net income attributable to Interparfums, Inc. by the weighted average number of shares outstanding. Net income attributable to Interparfums, Inc. per share assuming dilution ("diluted EPS"), is computed using the weighted average number of shares outstanding, plus the incremental shares outstanding assuming the exercise of dilutive stock options using the treasury stock method.

The reconciliation between the numerators and denominators of the basic and diluted EPS computations is as follows:

(In thousands except share and per share data) Years Ended December 31,	2025	2024	2023
Numerator			
Net income attributable to Interparfums, Inc.	**$168,387**	$164,358	$152,654
Denominator			
Weighted average shares	**32,102,264**	32,036,728	31,994,328
Effect of dilutive securities:			
Stock options	**35,933**	87,557	145,374
Denominator for diluted earnings per share	**32,138,197**	32,124,285	32,139,702
Earnings per share:			
Net income attributable to Interparfums, Inc.			
common shareholders:			
Basic	**$5.25**	$5.13	$4.77
Diluted	**$5.24**	$5.12	$4.75

Not included in the above computations is the effect of anti-dilutive potential common shares, which consist of outstanding options to purchase 0.1 million, 0.05 million, and nil shares of common stock for 2025, 2024, and 2023, respectively.

(14) Segments and Geographic Areas

Operating and reportable segments ("segments") reflect the way the Company is managed and for which separate financial information is available and evaluated regularly by the Company's chief operating decision maker ("CODM") in deciding how to allocate resources and assess performance. The Company's CODM is the founders of Interparfums, Inc. which includes the Chief Executive Officer and Chairman of the Board of Directors of Interparfums, Inc. and the President of Interparfums, Inc. and Chief Executive Officer of Interparfums SA. The Company manufactures and distributes one product line, fragrances and fragrance related products. The Company manages its business in two segments, European based operations and United States based operations. The European based operations, assets and business operations are primarily conducted in France, and include the results and assets of Interparfums Luxury Brands, Inc., located in the United States. For United States based operations, assets and business operations are primarily conducted in the United States, and include the results and assets of Interparfums Italia Srl, located in Italy. Both European based operations and United States based operations primarily represent the sale of prestige brand name fragrances.

The accounting policies for the Company's reportable segments are the same as those described in the summary of significant accounting policies. The Company evaluates the performance of its segments and allocates resources based on gross margin and income from operations. Segment gross margin and segment income from operations include intersegment revenues and expenses. For both segments, the CODM used these measures in the annual budgeting and forecasting process. The CODM considers budget-to-actual variances on a quarterly basis for both profit measures when making decisions about allocating capital and personnel to the segments and in determining the compensation of employees. The CODM also uses segment gross margin for evaluating product pricing, customer and product mix, cost optimization, and marketing strategies and used segment income from operations to assess the performance and relative profitability of each segment by comparing the results of each segment with one another.

(in thousands except share and per share data)

Information on the Company's operations by segments is as follows:

Year Ended December 31, 2025	United States based Operations	European based Operations	Total
Net sales	$482,416	$1,016,303	$1,498,719
Eliminations (a)	–	(10,210)	(10,210)
	482,416	1,006,093	1,488,509
Less: (b)			
Cost of sales	200,927	344,470	
Eliminations (a)	–	(4,107)	
Segment gross margin	281,489	665,730	947,219
Less: (b)			
Advertising and Promotion	75,393	219,261	
Employee-related costs	51,642	77,328	
Royalties	36,007	85,732	
Other segment items (c)	39,497	92,042	
Segment income from operations	$78,950	$191,367	$270,317
Reconciliation:			
Interest expense			7,248
Loss on foreign currency			4,779
Interest and investment income			(3,877)
Other income			(9,165)
Income before income taxes			$271,332

Year Ended December 31, 2024	United States based Operations	European based Operations	Total
Net sales	$511,307	$953,046	$1,464,353
Eliminations (a)	-	(12,028)	(12,028)
	511,307	941,018	1,452,325
Less: (b)			
Cost of sales	215,207	314,465	
Eliminations (a)	-	(4,688)	
Segment gross margin	296,100	631,241	927,341
Less: (b)			
Advertising and Promotion	79,479	201,065	
Employee-related costs	51,318	74,071	
Royalties	37,081	80,711	
Other segment items (c)	39,048	89,772	
Segment income from operations	$89,174	$185,622	$274,796
Reconciliation:			
Interest expense			7,825
Loss on foreign currency			1,085
Interest and investment income			(2,218)
Other income			(287)
Income before income taxes			$268,391

Year Ended December 31, 2023	United States based Operations	European based Operations	Total
Net sales	$455,758	$863,397	$1,319,155
Eliminations (a)	-	(1,480)	(1,480)
	455,758	861,917	1,317,675
Less: (b)			
Cost of sales	195,973	282,624	
Segment gross margin	259,785	579,293	839,078
Less: (b)			
Advertising and Promotion	70,033	191,253	
Employee-related costs	45,880	70,473	
Royalties	32,573	71,214	
Other segment items (c)	32,622	73,648	
Segment income from operations	$78,677	$172,705	$251,382
Reconciliation:			
Interest expense			11,253
Loss on foreign currency			1,582
Interest and investment income			(10,729)
Other income			(317)
Income before income taxes			$249,593

(a) Eliminations of intercompany sales relate to European based operations products sold to United States based operations.
(b) The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker.
(c) Other segment items for each reportable segment include expenses for professional services, travel & entertainment, rent, warehousing, shipping, depreciation & amortization, and other selling, general and administrative costs.

(in thousands except share and per share data)

Other segment disclosures:

Years Ended December 31,	2025	2024	2023
Net Income attributable to Interparfums, Inc.			
United States	**$68,842**	$68,164	$63,354
Europe	**104,122**	101,698	89,677
Eliminations	**(4,577)**	(5,504)	(377)
	$168,387	$164,358	$152,654
Depreciation and amortization expense including impairment loss			
United States	**$6,806**	$6,838	$6,517
Europe	**18,496**	21,520	10,814
	$25,302	$28,358	$17,331
Interest and investment income			
United States	**$2,175**	$514	$346
Europe	**1,702**	2,392	10,810
Eliminations	**–**	(688)	(427)
	$3,877	$2,218	$10,729
Interest expense			
United States	**$1,258**	$1,838	$1,351
Europe	**5,990**	6,675	10,329
Eliminations	**–**	(688)	(427)
	$7,248	$7,825	$11,253
Income tax expense			
United States	**$17,232**	$17,805	$15,180
Europe	**45,891**	48,988	46,763
Eliminations	**64**	(1,835)	(126)
	$63,187	$64,958	$61,817
Total assets			
United States	**$369,871**	$352,139	$344,341
Europe	**1,229,174**	1,073,326	1,066,684
Eliminations	**(13,797)**	(14,204)	(41,696)
	$1,585,248	$1,411,261	$1,369,329
Additions to long-lived assets(a)			
United States	**$1,020**	$1,882	$3,918
Europe	**47,180**	20,470	49,450
	$48,200	$22,352	$53,368
Total long-lived assets(a)			
United States	**$43,885**	$50,401	$57,372
Europe	**489,537**	410,459	436,819
	$533,422	$460,860	$494,191

(a) Total long-lived assets include property, equipment and leasehold improvements, trademarks, licenses, and other intangible assets, and right-of-use assets.

United States export sales were approximately $200.3 million, $218.5 million and $230.5 million in 2025, 2024 and 2023, respectively.

Consolidated net sales to customers by region are as follows:

Years Ended December 31,	2025	2024	2023
North America	**$556,712**	$541,850	$511,655
Western Europe	**383,196**	364,308	301,228
Asia/Pacific	**188,995**	196,978	191,772
Eastern Europe	**121,064**	118,130	103,227
Middle East and Africa	**117,934**	122,844	117,115
Central and South America	**120,608**	108,215	92,678
	$1,488,509	$1,452,325	$1,317,675

For net sales, a major country is defined as a group of customers in a country with combined net sales of greater than 10% of consolidated net sales or as otherwise deemed significant. Net sales in the United States were approximately $532.4 million, $522.1 million, and $493.2 million in 2025, 2024 and 2023, respectively. Net sales in France were approximately $72.9 million, $65.4 million, and $51.0 million in 2025, 2024 and 2023, respectively. No other country represented greater than 10% of the Company's consolidated net sales or was otherwise deemed significant.

(15) Income Taxes

The components of income before income taxes consist of the following:

Years Ended December 31,	2025	2024	2023
U.S. operations	**$90,437**	$83,169	$103,517
Foreign operations	**180,895**	185,222	146,076
	$271,332	$268,391	$249,593

The provision for current and deferred income tax expense (benefit) consists of the following:

Years Ended December 31,	2025	2024	2023
Current:			
Federal	**$14,107**	$15,123	$18,356
State and local	**3,017**	2,627	2,297
Foreign	**44,856**	49,814	42,691
	61,980	67,564	63,344
Deferred:			
Federal	**(523)**	(1,246)	484
State and local	**(154)**	(162)	81
Foreign	**1,884**	(1,198)	(2,092)
	1,207	(2,606)	(1,527)
Total income tax expense	**$63,187**	$64,958	$61,817

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

December 31,	2025	2024
Net Deferred tax assets		
Inventory and accounts receivable	4,852	4,505
Profit sharing	2,612	2,274
Stock option compensation	86	314
Effect of inventory profit elimination (1)	–	–
Other	2,490	2,290
Total gross deferred tax assets, net	10,040	9,383
Valuation allowance	–	-
Net deferred tax assets	10,040	9,383
Deferred tax liabilities (long-term)		
Building expenses	(332)	(1,196)
Trademarks and licenses	(4,075)	(2,104)
Unrealized gain on marketable equity securities	(837)	(560)
Other	(562)	(58)
Total deferred tax liabilities	(5,806)	(3,918)
Net deferred tax assets	$4,234	$5,465

(1) As described in Note 1, Correction of Immaterial Misstatements in Prior Period Financial Statements, the Company revised certain prior-period income tax disclosures to correct the classification of prepaid expenses that were previously presented as a deferred tax asset.

No valuation allowances have been provided for deferred tax assets in 2025 as management believes that it is more likely than not that the asset will be realized in the reduction of future taxable income.

A reconciliation of the provision for income taxes to the amount computed by applying the 21% statutory U.S. federal income tax rate to income before income taxes after the adoption of ASU 2023-09 is as follows:

Year ended December 31, 2025	In Thousands	Percent
Tax at U.S. Statutory Rate	$56,980	21.00%
State and Local Income Taxes(1)	1,812	0.67%
Foreign Tax Effects		
France		
Foreign Rate Differential	7,540	2.78%
Other	1,419	0.52%
Other Foreign Jurisdictions	(230)	(0.09)%
Effects of Cross-Border Tax Laws	(1,657)	(0.61)%
Tax Credits	(349)	(0.13)%
Nontaxable or Nondeductible Items	366	0.13%
Changes in Unrecognized Tax Benefits	450	0.17%
Other Adjustments		
Amended Return Impacts	(3,000)	(1.11)%
Other	(144)	(0.04)%
	$63,187	23.29%

(1) The states and local jurisdictions that contribute to the majority (greater than 50%) of the tax effect in this category include New York State, New Jersey, and California.

A reconciliation of the provision for income taxes to the amount computed by applying the 21% statutory U.S. federal income tax rate to income before taxes for years prior to the adoption of ASU 2023-09 is as follows:

Year ended December 31, 2025	2024	2023
Statutory Rates	21.0%	21.0%
State and local taxes, net of Federal benefit	0.7	0.0
Windfall benefit from exercise of stock options	(0.3)	(0.4)
Benefit of Foreign Derived Intangible Income	(0.9)	(0.9)
Effect of foreign taxes greater than U.S. statutory rates	3.5	4.1
Other	0.2	0.2
Effective Rates	24.2%	24.8%

Below is a tabular reconciliation of the total amounts of unrecognized tax benefits ("UTBs").

Years Ended December 31,	2025	2024	2023
Gross increases - tax positions in prior period	$–	$-	$-
Gross increases - tax positions in prior period	–	-	-
Gross decreases - tax positions in prior period	–	-	-
Gross increases - tax positions in current period	571	-	-
Settlement	–	-	-
Lapse of statute of Limitations	–	-	-
UTBs - December 31	$571	$-	$-

Included in the balance of UTBs are tax benefits that, if recognized, would effect the effective tax rate are $0.45 million, $0 million and $0 million as of December 31, 2025, 2024 and 2023, respectively.

The Company accrued interest and penalties of $0 during 2025 and in total, as of December 31, 2025, recognized a liability related to the UTBs noted above for interest and penalties of $0.

The Company and its subsidiaries file income tax returns in the U.S. federal, and various states and foreign jurisdictions.

A mutual agreement procedure between the French and United States tax authorities in 2025 resulted in a $3 million favorable outcome in which we were able to reclaim the tax assessment of €2.8 million ($3.1 million) paid in France in 2023. The Company's French subsidiary is no longer subject to foreign tax examination for years before 2022. Beginning in 2025, the Company's French subsidiary is undergoing an audit for tax years 2022 and 2023. They have not been notified of any additional upcoming audits.

The Company is no longer subject to U.S. federal, state, and local income tax examinations by tax authorities for years before 2022.

(in thousands except share and per share data) 122

The amount of cash income taxes paid by the Company were as follows:

Year Ended December 31,	2025
Federal	$15,629
State and Local	938
Foreign	
France	53,520
Italy	4,985
All other foreign	2,639
Income taxes, net of amounts refunded	$77,711

(16) Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss consist of the following:

Years Ended December 31,	2025	2024	2023
Net derivative instruments, beginning of year	$(1,631)	$64	$1,709
Net derivative instrument gain (loss), net of tax	2,543	(1,695)	(1,645)
Net derivative instrument, end of year	912	(1,631)	64
Net pension benefits, beginning of year	2,019	-	-
Net pension benefits (loss) gain, net of tax	(151)	2,019	-
Net pension benefits, end of year	1,868	2,019	-
Cumulative translation adjustments, beginning of year	(72,627)	(40,252)	(57,765)
Foreign currency translation adjustments	60,818	(32,375)	17,513
Cumulative translation adjustments, end of year	(11,809)	(72,627)	(40,252)
Accumulated other comprehensive loss	$(9,029)	$(72,239)	$(40,188)

(17) Related Party Transactions

In 2023, a foreign subsidiary of Interparfums, Inc. began leasing office space and receiving consulting services from affiliates of the Company's Chairman and principal stockholder. The Company incurred approximately $68 thousand and $48 thousand of expenses for these services in the year ended December 31, 2025 and 2024, respectively. The Company owed $34 thousand and $0 related to these expenses as of December 31, 2025 and 2024, respectively.

The Market for Our Common Stock

Our Company's common stock, $.001 par value per share, is traded on The Nasdaq Global Select Market under the symbol "IPAR". The following table sets forth, in dollars, the range of high and low closing prices for the past two fiscal years for our common stock.

Fiscal 2025	High Closing Price	Low Closing Price
Fourth Quarter	**99.23**	**79.57**
Third Quarter	**138.55**	**98.38**
Second Quarter	**141.48**	**99.70**
First Quarter	**144.54**	**113.87**

Fiscal 2024	High Closing Price	Low Closing Price
Fourth Quarter	139.92	118.08
Third Quarter	140.68	113.85
Second Quarter	138.31	109.63
First Quarter	155.12	133.33

As of March 6, 2026, the number of record holders, which include brokers and broker nominees, etc., of our common stock was 28. We believe there are approximately 62,500 beneficial owners of our common stock.

Dividends

In February 2024, our Board of Directors increased the annual dividend to $3.00 per share. In February 2025, our Board of Directors further increased the annual dividend to $3.20 per share, and in 2026 our Board of Directors maintained the annual dividend at $3.20 per share. The next quarterly cash dividend of $0.80 per share is payable on March 31, 2026 to shareholders of record on March 16, 2026.

Repurchase of Shares

In February 2026, our Board of Directors authorized the Company to continue repurchasing up to 260,000 shares throughout 2026.

Interparfums, Inc. Purchase of Common Stock

Period	Total Number of Shares Purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs
October 1-31	**25,657**	**$95.73**	**25,657**	**141,471 shares**
November 1-30	**0**	**n/a**	**0**	**141,471 shares**
December 1-31	**46,596**	**$84.60**	**46,596**	**94,875 shares**
Total	**72,253**	**$88.55**	**72,253**	**94,875 shares**

Form 10-K

A copy of the company's 2025 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge to shareholders upon request (except for exhibits) To: Interparfums, Inc. 551 Fifth Avenue, New York, NY 10176 Attention: Corporate Secretary.

Corporate Performance Graph

The following graph compares the performance for the periods indicated in the graph of our common stock with the performance of the Nasdaq Market Index, the average performance the Company's peer group consisting of: Coty Inc., e.l.f. Beauty, Inc., Estée Lauder Companies, Inc., L'Oréal SA, LVMH Moët Hennessy Louis Vuitton, Natura &Co Holding SA, Olaplex Holdings, Inc., Procter & Gamble Co., and Shiseido Co Ltd. The graph assumes that the value of the investment in our common stock and each index was $100 at the beginning of the period indicated in the graph, and that all dividends were reinvested.

Comparison of 5 Year Cumulative Total Return*

Among Interparfums, Inc., the NASDAQ Composite Index, and a Peer Group


Interparfums, Inc.
Peer Group
Nasdaq Composite
2023 Peer Group
$300
$250
$200
$150
$100
$50
$0
12/20
12/21
12/22
12/23
12/24
12/25

*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

Below is the list of data points for each year that corresponds to the lines of the above graph:

	12/20	12/21	12/22	12/23	12/24	12/25
Interparfums, Inc.	100.00	179.01	165.76	251.87	235.65	**156.51**
NASDAQ Composite	100.00	122.18	82.43	119.22	154.48	**187.14**
Peer Group	100.00	116.68	97.86	96.70	85.42	**89.68**

DIRECTORS AND EXECUTIVE OFFICERS

Directors

Jean Madar
Chief Executive Officer,
and Chairman of the Board of Directors
Interparfums, Inc.

Philippe Benacin
President, and Vice Chairman of the
Board of Directors, Interparfums, Inc.
Chief Executive Officer,
Interparfums SA

Michel Atwood
Chief Financial Officer
Interparfums, Inc.

Philippe Santi
Executive Vice President
Chief Financial Officer
Interparfums SA

Francois Heilbronn
Managing Partner M.M. Friedrich,
Heilbronn & Fiszer

Robert Bensoussan-Torres
Co-founder of Sirius Equity,
a retail and branded luxury goods
investment company

Gérard Kappauf ("Kappauf")
Chief Executive Officer & Creative and
Editorial Director of the K Groupe,
which owns Citizen K Magazines in Paris
as well as Enkore Studio in Dubai.

Véronique Gabai-Pinsky
President of Startup Specialty
Fragrance Company and
Former President, Vera Wang Group

Gilbert Harrison
Chairman, Harrison Group, Inc.
Founder and Chairman Emeritus
Financo LLC

Hervé Bouillonnec
Global Chief Commercial Officer
Interparfums, USA LLC

Patrick Bousquet-Chavanne
Founder & CEO, PBC Consulting LLC,
Former Head or Retail Development,
Abu Dhabi Investment Office

Executive Officers

Jean Madar
Chief Executive Officer,
and Chairman of the Board of Directors
Interparfums, Inc.

Philippe Benacin
President, and Vice Chairman of the
Board of Directors, Interparfums, Inc.
Chief Executive Officer,
Interparfums SA

Michel Atwood
Chief Financial Officer
Interparfums, Inc.

Philippe Santi
Executive Vice President
Chief Financial Officer
Interparfums SA

Hervé Bouillonnec
Global Chief Commercial Officer
Interparfums, USA LLC

Corporate Information

Interparfums, Inc.
551 Fifth Avenue
New York, NY 10176
Tel. (212) 983-2640
www.interparfumsinc.com

European Operations

Interparfums SA
10 rue de Solferino
75007 Paris, France
Tel. (1) 53-77-00-00

Interparfums Italia, Srl
Piazza della Repubblica, 6
50123 Firenze, Italy

Auditors

Grant Thornton (Starting May 8, 2026)
757 Third Avenue, 9th Fl.
New York, NY 10017

Forvis Mazars, LLP (Through May 8, 2026)
135 West 50th Street
New York, NY 10020

Transfer Agent

Equinity Trust Company, LLC
28 Liberty Street, 53rd Fl.
New York, NY 10005

INTERPARFUMS, INC

551 Fifth Avenue NY, NY 10176
Tel: 212 983 2640
WWW.INTERPARFUMSINC.COM